

Stability, Strength, Solutions:

Building for Success

2001 West Corporation Annual Report



Financial Highlights


398.8
482.8
562.4
724.5
780.2
97 98 99 00 01
REVENUE (IN MILLIONS)
37.4
46.0
49.8
70.3
75.8
97 98 99 00 01
NET INCOME (IN MILLIONS)
196.2
242.2
292.0
378.1
468.2
97 98 99 00 01
EQUITY (IN MILLIONS)



A Foundation for Success

West's commitment to help premium brand companies acquire, retain and grow profitable customer relationships clearly sets us apart as a leader in our industry. Our clients rely on our technology, personnel and sophisticated systems to process and manage their customer interactions. We provide large-volume live operator transaction processing, interactive voice response and Web-enabled customer contact solutions to some of the largest companies in the world.

Our dedication to our clients' success is shared by more than 24,000 West employees. Their efforts and commitment give West the ability to enhance the aggressive growth strategies of the Fortune 500 companies we serve.

At West, our dedication to provide long-term value and exceptional results to both clients and shareholders remains constant, and is essential to our continued stability, strength and growth.

CONTENTS:



282.2
326.1
409.0
553.9
591.4
97
98
99
00
01

ASSETS (IN MILLIONS)



5,931
7,624
8,364
10,147
11,675
97
98
99
00
01

NUMBER OF WORKSTATIONS



8,056
11,160
33,476
50,573
78,287
97
98
99
00
01

NUMBER OF PORTS



Letter from the CEO

DEAR FELLOW SHAREHOLDERS:

The year 2001 proved to be a challenging and defining year for many of the world's public companies due to the negative economic climate and world events. It took our Company's focus on building long-term value to manage our business successfully through the slowdown that the economy experienced last year.

At West, we have always taken great pride in achieving profitable growth, but never at the expense of fiscal discipline. While we did not fully achieve our ambitious goals for 2001, we are proud of the fact that we were able to deliver profitable growth by continuing to effectively manage the operations of our business. West's ability to help premium brand companies acquire, retain and grow profitable customer relationships has never been stronger.

WEST'S 2001 FINANCIAL ACHIEVEMENTS ARE HIGHLIGHTED BELOW:

- West Corporation managed more than 12.6 billion minutes of telephony-related transactions during 2001.
- Revenues grew 7.7% to $780.2 million.
- Operating Income increased 10.5% to $120.8 million.
- Net Income rose 7.9% to $75.8 million.
- We increased our industry-leading operating margins by 0.4% to 15.5%.
- We ended the year with a very strong cash position ($151.5 million), as well as a solid balance sheet.

Although the macroeconomic environment remains somewhat uncertain, our ongoing commitment to maintain and develop a balanced portfolio of integrated solutions — while consistently meeting and exceeding the needs of our current clients — leaves us well positioned to capitalize on growth opportunities as the economy recovers.

In a business climate where so many companies are unable to invest in the future, West continues to move forward. In 2001, we began processing transactions at three new state-of-the-art contact centers in Beaumont and Harlingen, Texas, and Pensacola, Florida. These new centers and our highly-trained customer contact specialists enhance our ability to meet the needs of our clients.

In December, we negotiated our first acquisition by purchasing all of the stock of Tel Mark Sales, Inc., a privately held business-to-business marketing services firm focused on the retail, consumer packaged goods and healthcare industries. The Appleton, Wisconsin based company is a perfect strategic fit for West. Tel Mark Sales enhances our presence in the B2B marketing services space and increases our commitment to this growing market. We expect to use the West growth strategy to accelerate Tel Mark's proven sales model, proprietary databases and infrastructure.

West Corporation heads into 2002 with a commitment to deliver exceptional shareholder value, as well as accelerated growth and profitability. We will expand the company's infrastructure to remain a leader in our industry.

West will continue to invest in leading-edge technology and superior human capital. We are pursuing our expansion strategy with the construction of a new office building at our Omaha headquarters location. This facility is an important addition to the West campus and will house approximately 700 technical and administrative professionals.

West Corporation heads into 2002 with a commitment to deliver exceptional shareholder value, as well as accelerated growth and profitability.

During 2001, the majority of our revenue growth came from expanding our relationships with existing clients, which highlights the fact that West is on track to continue to grow profitably in the future. One statistic that reinforces the value we bring to our clients is that 66% of all our clients used more than one type of service from our constantly expanding portfolio of integrated solutions.

We are led by a strong management team dedicated to our clients' success. For their commitment and contributions to making 2001 a year of continuous achievements, I am exceedingly proud and thankful.

Thomas B. Barker

THOMAS B. BARKER
President and Chief Executive Officer



Investments in new facilities, leading-edge technology and human resources have proven to be valuable contributors to West's growth.

Blueprint for Growth





West has the proven ability to represent and enhance the growth strategies of the best brands in the world. We are proud of our track record of strong growth, which continued during 2001.

GROWTH IN FACILITIES: In 2001, construction began on a building scheduled for completion in August 2002. This new site is an important addition to our Omaha headquarters campus, adding 150,000 sq. ft. of office space. West also added three new customer contact centers located in Pensacola, Florida, and Beaumont and Harlingen, Texas, increasing our total operational space to approximately one million sq. ft. to meet the growing demands of our clients.

GROWTH IN TECHNOLOGY: West has an exceptional track record of providing seamlessly integrated technology and delivering a comprehensive integrated solution to our clients. Information technology, database management, interactive voice response and state-of-the-art staffing and scheduling systems work together to allow West to manage large-volume, complex programs with ease.

West has approximately 800 dedicated IT professionals who work around the clock to ensure our systems, networks, data centers and client applications are working effectively. All West employees understand the critical role they play in delivering the reliability and dependability our clients need to manage and grow their businesses.

GROWTH IN HUMAN RESOURCES: West employs more than 24,000 talented individuals who work as a team to find new ways to better serve our clients and help them grow their businesses. They immerse themselves in our clients' acquisition and customer care initiatives and do whatever it takes to deliver exceptional results to our clients.

The growth in all three areas helped West achieve the following in 2001:

- The number of workstations increased to 11,675.
- The number of interactive voice response ports increased to a total of 78,287.
- The number of contact centers increased to 31, expanding our presence in North America and India.

Investments in new facilities, leading-edge technology and human resources have proven to be valuable contributors to West's growth.



Executive Officers (L TO R)

TODD B. STRUBBE
President and Chief Executive Officer,
West Direct

ROBERT E. JOHNSON
Executive Vice President -
Strategic Business Development,
West Corporation

MICHAEL E. MAZOUR
Executive Vice President -
Direct Teleservices

MICHAEL A. MICEK
Chief Financial Officer and Treasurer,
West Corporation

MARK V. LAVIN (ON STEPS)
President - Operator Teleservices

THOMAS B. BARKER
President and Chief Executive Officer,
West Corporation

STEVEN M. STANGL (ON STEPS)
President - Interactive Teleservices

NANCEE SHANNON BERGER
Chief Operating Officer,
West Corporation

DAVID C. MUSSMAN
Executive Vice President -
General Counsel,
West Corporation

JON R. HANSON
Chief Administrative Officer,
West Corporation

MICHAEL M. STURGEON
Executive Vice President -
Sales and Marketing,
West Corporation

Building Leadership from Top to Bottom



West's strength and stability could not be achieved without the contributions of a strong, dedicated team of leaders.

EXCEPTIONAL LEADERSHIP: West has assembled one of the most experienced management teams in the industry to provide the vision and deliver the performance our shareholders and clients have come to expect from West. The average tenure of each executive officer is over ten years – a remarkable statistic in an industry where talent and experience are at a premium.

EXCEPTIONAL RESULTS: Our management team has a track record of delivering exceptional and industry-leading results because of the solid partnerships we form with our clients. This is a key component of our service philosophy and is shared by every individual within the West organization. At West, we understand our clients' challenges. This enables us to identify opportunities to help our clients gain and retain more customers, and drive greater value from each customer relationship.

EXCEPTIONAL SERVICES: West continues to deliver outstanding results, while specializing in providing integrated solutions to some of the nation's largest communications, financial services, utilities and direct marketing firms. The Company has produced the highest operating margins in the industry over the past six years. Our ability to cross-sell our services is one of our strongest competitive advantages. Clients using a mix of West services generated more than 66% of our revenue in 2001.

EXCEPTIONAL TEAMWORK: All staff members, from customer care specialists to our IT professionals, understand that the client's business is our number one priority. When our clients succeed, we succeed. The results of this teamwork are evident in the exceptional stability, strength and solutions West offers our clients and shareholders.



West's strength and stability is achieved through the contributions of strong leadership and talented professionals.



Board of Directors



MARY E. WEST
West Corporation,
Vice Chair of the Board, Secretary



GARY L. WEST
West Corporation,
Chairman of the Board,
Compensation Committee Member



THOMAS B. BARKER
West Corporation,
President and Chief Executive Officer



GREG T. SLOMA
Data Transmission Network Corp.,
Vice Chairman/Director, Mergers and Acquisitions,
Compensation Committee Member,
Audit Committee Member



WILLIAM E. FISHER
CSG Systems International, Inc.,
President, Global Software Services Division,
Compensation Committee Member,
Audit Committee Member



GEORGE H. KRAUSS
Kutak Rock Law Firm-Counsel,
America First Companies-Consultant,
Audit Committee Member

General Information

CORPORATE HEADQUARTERS
West Corporation
11808 Miracle Hills Drive
Omaha, NE 68154
1-402-963-1200 or
www.west.com

CERTIFIED PUBLIC ACCOUNTANTS
Deloitte & Touche LLP
2000 First National Center
Omaha, NE 68102

LEGAL COUNSEL
Erickson & Sederstrom, P.C.
10330 Regency Parkway Drive
Omaha, NE 68114

STOCK TRANSFER AGENT AND REGISTRAR
EquiServe Trust Company, N.A.
150 Royall Street
Canton, MA 02021
1-877-282-1168 or
www.EquiServe.com

STOCKHOLDER RELATIONS
West maintains an investor relations program to keep present and potential investors informed about the company. Comments and inquiries can be directed to Carol A. Padon, Vice President, Investor and Public Relations at 1-402.963.1200 or www.west.com.

ANNUAL MEETING
The West Corporation Annual Meeting of Stockholders will be held at 9:00 a.m. (C.S.T.) Wednesday, May 15, 2002, at the Omaha Marriott Hotel, 10220 Regency Circle, Omaha, NE.

STOCK LISTING
West common stock is traded on the NASDAQ National Market under the symbol WSTC.

AVAILABILITY OF 10-K REPORT
Stockholders may obtain, without charge, a copy of the Annual Report or Form 10-K for the year ended December 31, 2001, as filed with the Securities and Exchange Commission. Contact Carol A. Padon, Vice President, Investor and Public Relations at the corporate headquarters.

west

West Corporation
11808 Miracle Hills Drive
Omaha, Nebraska 68154
1 402 963 1200
www.west.com



This important addition to West's Omaha headquarters campus adds 150,000 sq. ft. of office space and is scheduled for completion in August 2002.

west[SM]

West Corporation 2001 Form 10-K

Stability, Strength, Solutions:

Building for Success

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended December 31, 2001

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission File Number 000-21771

West Corporation
(Exact name of registrant as specified in its charter)

Delaware **(State or other jurisdiction of incorporation of organization)**	47-0777362 **(IRS Employer Identification No.)**
11808 Miracle Hills Drive, Omaha, Nebraska **(Address of principal executive offices)**	68154 **(Zip Code)**

Registrant's telephone number, including area code: (402) 963-1500
Securities registered pursuant to Section 12 (b) of the Act: None.
Securities registered pursuant to Section 12 (g) of the Act:

Common Stock, par value $0.01 per share
(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

At March 1, 2002, 65,516,134 shares of common stock of the registrant were outstanding. The aggregate market value (based upon the closing price of these shares on the NASDAQ National Market at March 1, 2002) of the voting stock held by non-affiliates was approximately $569.1 million.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement for the annual meeting of stockholders to be held on May 15, 2002 are incorporated into Part III.

TABLE OF CONTENTS

PART I

ITEM I. Business

General

West Corporation (the "Company") is one of the largest independent providers of outsourced customer relationship management, or CRM, solutions in the United States. The Company enables its clients to completely outsource a full range of services, including processing of customer initiated contacts, automated voice response services and direct marketing services. The Company offers its services over the telephone and the Internet. The Company's services minimize its clients' cost of managing their customer relationships, improve their customers' overall experience, and provide its clients an opportunity to leverage customer data. The Company provides its CRM solutions to Fortune 500 companies, and leading Internet oriented companies. These services help its clients acquire customers, provide customer support and generate repeat sales.

Founded in 1986 and headquartered in Omaha, Nebraska, the Company operates a national network of 31 state-of-the-art customer contact centers and seven automated voice and data processing centers throughout North America and in India.

The Company targets clients in highly competitive industries that require sophisticated services, including:

- communications
- pharmaceuticals
- direct marketing
- Internet
- public utilities
- insurance
- financial services
- consumer packaged goods

The Company's management team is among the most experienced in the industry. Each of the Company's nine executive officers who are responsible for the day-to-day management of the Company has proven experience profitably managing the rapid growth of its business and has been with the Company, on average, for more than ten years. Over the last decade, the Company has consistently delivered increasing revenue and profits each year. Revenue has grown from approximately $399 million in 1997 to approximately $780 million in 2001, and net income has grown from approximately $37 million to approximately $76 million over the same period, representing a compound annual growth rate of approximately 20% and 21%, respectively. Through 2001, all the Company's growth in revenue and earnings have been generated internally.

Industry Overview

The Company believes that growth in the outsourced CRM solutions industry will be driven by two factors:

- the trend toward outsourcing of CRM operations to third parties which are able to provide cost-effective, higher levels of service; and
- the increasing use of telephone and on-line media to acquire and service customers whose expectations of immediate service and access to extensive information have been driven by the explosive growth of the Internet.

The Company's market is large and growing aggressively. A 2001 study by Gartner Dataquest estimated that the business process-outsourcing marketplace was approximately $245 billion in 2000 and expected to increase to $600 billion by 2005. The sales, marketing and customer care portion of that marketplace is estimated to increase at a compound annual growth rate of 29.9% from $13.8 billion in 2000 to $46.1 billion by 2005.

According to forecasts prepared in 2001 by International Data Corporation (IDC), the U.S. market for third-party customer care services is estimated to grow at a 15.9% compound annual growth rate from $14.6 billion in 2001 to $26.4 billion in 2005. Customer care represents the largest component of the CRM solutions market, with IDC estimating the current worldwide, outsourced market at $27.1 billion, growing to approximately $51.7 billion through 2005.

Advantages of Outsourcing CRM Solutions

Many industries, including communications, pharmaceuticals, consumer goods, financial services and insurance, are experiencing increased competition to attract and retain customers. Accordingly, many businesses are seeking to expand their direct contact with current and prospective customers. These businesses are allocating more of their advertising and customer service expenditures to outsource CRM solutions which effectively complement other marketing media, such as television, radio and print advertising, and enable businesses to quantify and evaluate the effectiveness of specific marketing expenditures.

Evolution of the Outsourced CRM Solutions Industry

The outsourced CRM solutions industry has evolved during the past 15 years from primarily single-facility, low technology environments to large, full service organizations with multi-location, large-volume contact centers utilizing advanced systems. Certain independent CRM solutions providers have invested an increasing amount of capital in large-volume state-of-the-art contact centers and advanced network technology. Larger service providers, who can achieve greater economies of scale, can more easily justify ongoing investment in sophisticated call management software, predictive dialers and automatic call distributors, to better provide premium quality and cost-effective services. As product and service offerings become more complex and varied, businesses are seeking to provide greater information for consumers to make informed purchase decisions. Moreover, businesses are increasingly recognizing the economic benefits of expanding relationships with existing customers through outsourcing CRM solutions, such as customer retention campaigns.

Role of Outsourcing

Historically, businesses, have relied on in-house personnel to provide customer sales and service. Based on discussions with its clients and prospective clients, the Company believes that businesses are increasingly outsourcing these activities in order to focus their internal resources on their core competencies, to increase the productivity of their marketing services and to reduce overall expenditures. For example, providers of outsourced CRM solutions can offer clients lower overall teleservices costs due to economies of scale in sharing the cost of new technology among a larger base of users and higher capacity utilization rates.

Description of Services

The Company is among the few CRM solution providers offering a complete portfolio of services with an emphasis on the complex, higher margin categories that respond to customer initiated interactions. Through December 31, 2001, the Company provided its offerings through its four integrated divisions—Operator Teleservices, Interactive Teleservices, Direct Teleservices, and West Direct, Inc.

The Operator Teleservices division provides agents who process customer-initiated transactions, such as order capture, product support and general customer service. The Interactive Teleservices division provides technology oriented automated voice response services for customer initiated transactions, consisting of computerized transaction-processing programs, such as automated product information requests, computerized surveys and polling and secure automated credit card activation. Also, the Interactive Teleservices division provides agent-assisted interactive voice response interfaces. The Direct Teleservices division furnishes clients with agents who provide a premium service that includes agent direct marketing applications, product sales, and customer acquisition and retention campaigns. Also, the Direct Teleservices division provides specialized integrated customer initiated customer support. West Direct, Inc. is focused on helping the Company's clients maximize the value of every customer interaction. The Company has developed proprietary technology platforms designed to provide a high degree of automation and reliability in all of its service categories.

Operator Teleservices

The Company offers its clients large volume transaction-processing capabilities, including order processing, customer acquisition and customer service applications. Customer Inter@ction Solutions, surveyed the top 50 CRM providers and the Operator Teleservices division ranked as the third largest outsourced provider for 1999 and 2000 and fourth in 2001, based upon number of minutes connected. The Company focuses on two service offerings, Custom Operator Services and Direct Response Services.

Custom Operator Services. Many companies find it increasingly difficult to provide high quality customer service without diverting resources from their core businesses. The Company addresses these concerns by providing customized solutions with dedicated agents who have extensive knowledge of a single client and its products. The Company works closely with each client to understand its customer contact needs and jointly develops solutions that enhance its customers' satisfaction. Examples of such solutions include:

- customer acquisition;
- customer service;
- product support; and
- technical support.

Customers of clients initiate their interaction with Custom Operator Services using their telephone or the Internet. Depending upon the nature of the interaction, the customers of clients may be directed to an agent or an automated voice response system.

The Company's performance is measured based on the critical success factors identified by its clients. These success factors are program specific, such as response time, average length of customer interaction, average speed of answering the customer initiated contact, quality and successful resolution of the customer's concerns in a single transaction.

Direct Response Services. Direct Response Services focuses on maximizing the Company's clients' sales potential and, at the same time, lowering their cost per order. The Company's agents typically process telephone or web-based order capture, sales lead generation, dealer referral and other information gathering campaigns. The Company's agents are trained on a sophisticated proprietary system that enables each of them to process transactions for all of the Company's clients. Agents receive transactions for one of hundreds of different products at any given time. The Company handles transactions 24 hours per day, 365 days per year. The Company's clients measure service quality by the Company's ability to process a large volume of simultaneous incoming calls and to minimize the number of calls that receive a busy signal. The transaction volume is primarily generated from television advertisements and the Company, therefore, handles extreme fluctuations in transaction volumes over short periods of time.

Interactive Teleservices

The Company provides large volume automated voice response services that the Company customizes for its clients. The Company has developed state-of-the-art proprietary software systems and hardware platforms to service its clients. The Company often provides these services with its other service offerings. The Interactive Teleservices division was ranked as the number one interactive teleservices company in each of the last five years, based on number of minutes connected, by Customer Inter@ction Solutions.

The use of this automated system enhances the Company's other service offerings by processing routine customer transactions while routing the more complicated customer interaction to an appropriate agent. This results in a cost-effective solution for the client. Examples of such applications include:

- secure automated credit card activation;

- prepaid calling card services;
- automated product information requests;
- answers to frequently asked questions;
- and call routing and call transfer services.

The Interactive Teleservices division strives to remain on the leading edge of technology by incorporating new functions such as common language speech recognition. As of December 31, 2001, the Company maintained 78,287 voice response ports for simultaneous transaction processing.

Direct Teleservices

The Company offers direct marketing services, including product sales, customer acquisition and retention campaigns. In each of the last six years, the Direct Teleservices division has been named the top outbound direct marketing company, based on number of minutes connected, by Customer Inter@ction Solutions. Direct Teleservices focuses exclusively on providing direct marketing services for leading brand products. The Company focuses on two service offerings, Consumer Direct Services and Business Direct Services.

Consumer Direct Services. Consumer Direct Services provides business-to-consumer marketing services. Client applications include: product sales, product registration, customer acquisition and retention campaigns, sales lead generation and database enhancement.

The Company contacts consumers identified by its client as existing or potential customers. Integrated call processing systems using large-scale predictive dialers systematically call these consumers and transfer successful connections to a designated agent. As a call is presented to the agent, the consumer's name, address and other available information are simultaneously presented along with the client's customized script.

Business Direct Services. Business Direct Services provides business-to-business marketing services for clients whose target markets include thousands of small to medium-sized businesses. These applications are designed to enhance and increase the Company's clients' databases of information about their current and prospective clients, schedule appointments for their regional and national sales forces, and sell services to accounts that may not warrant a face-to-face sales presentation.

West Direct, Inc.

West Direct, Inc. ("West Direct") is a performance based marketing and technology company that was developed internally over the past two years. West Direct, Inc. is focused on helping the Company's clients maximize the value of every customer interaction. At West Direct's core is a patent protected process (U.S. Patent number 6,055,513, awarded in April 2000) that drives a real-time decision on how to optimize an offer to a customer. Rather than starting with a product or service and finding a customer to offer it to, West Direct's sophisticated marketing decision platform helps match customers with the offer that is best suited for them. This non-traditional marketing approach addresses the needs of many companies to personalize their marketing efforts and develop closer relationships with customers. West Direct's ability to match the best product or service with the needs of individual customers delivers quantifiable results and drives incremental revenue to the Company, its clients and its marketing partners.

West Direct is currently focused on serving the needs of five key vertical markets, direct response, financial services, telecommunications, retail and utilities. West Direct has the ability to work directly with companies who manage their own transactions in contact centers or on the Internet. These companies can benefit from West Direct's decision support system and performance based marketing process to maximize the value of their customer interactions.

Company Strategy

The Company aims to remain a leading full-service provider of integrated voice and Internet solutions. The Company's strategy is to offer a fully integrated portfolio of services that is customized to address each client's unique needs and that continues to improve the quality and cost-effectiveness of its clients' customer service and marketing operations. The Company strives to implement this strategy through the following:

I. Build Long-Term Client Relationships by Providing Quality Services

The Company believes that service quality is a critical factor in a potential client's decision to outsource its customer service and sales functions. The Company differentiates the quality of its services through its ability to:

- quickly respond to new client programs;
- efficiently address staffing needs;
- effectively employ operating systems that can process client campaign data; and
- provide meaningful reports.

The Company provides premium quality services through an extensive training program and an experienced management team. The Company believes that the quality of its service is one of its competitive advantages.

The Company's focus is on developing long-term client relationships. In 2001, 53% of the Company's revenue growth was derived from existing clients. The Company develops a detailed understanding of each of its clients' specialized business requirements to more effectively manage interaction with its clients' current and prospective customers. This process enables the Company to create customized solutions that consistently meet and exceed the Company's clients' needs, minimizing client turnover. As a result, the Company is better positioned to cross-sell its services and proactively offer new applications. The Company's top 10 clients have been using its services for an average of nearly eight years.

II. Provide Fully Integrated Service Solutions

The Company develops customized and integrated service solutions that incorporate all of its resources. The Company integrates its service offerings by using its voice and data networking technology and its software systems and hardware platforms. The Company also designs and implements highly flexible applications, combining the large volume capacity of automated voice response with its specialized agent services. Customer follow-up can also be coordinated through Direct Teleservices. This integration of its services provides a cost-effective, comprehensive solution for the client and increases the effectiveness of its agents.

The Company believes that its integrated services give it a significant competitive advantage. By cross-selling integrated services, the Company has been able to capture an increasing share of its clients' outsourced business. The Company currently generates over 65% of its revenue from clients that use two or more of its service offerings.

III. Manage Profitable Growth through Recurring and Large Volume Programs

The Company has established a strong track record of successfully managing large volume client programs. The Company manages its growth by targeting clients with large volume programs where it has both technological and personnel expertise. For example, the Company's prepaid calling card platform processed over 11.0 billion minutes in 2001, up from approximately 95 million minutes in 1997. As a result, the Company's business is more predictable and the Company can maintain consistent revenue streams. The Company generally seeks growth-oriented clients who need customized applications, which often leads to long-term relationships.

IV. Capitalize on State-of-the-Art Technology

The Company's state-of-the-art technology enables it to offer premium quality, flexible and cost-effective service solutions tailored to each client's needs. The Company believes its significant and continuing investment in sophisticated contact center technology provides a competitive advantage. The Company currently employs approximately 790 information technology professionals to modify and enhance its operating systems and to design client programs. Examples of the Company's technology include:

- computer/telephone and Internet protocol (IP) systems integration;
- proprietary contact management software systems;
- proprietary interactive voice response technology including Advanced Speech Recognition;
- high speed, fault-tolerant computer systems; and
- propietary staffing and scheduling.

The Company continually strives to improve its technological capabilities.

V. Leverage Strong Management Experience

The Company believes it has distinguished itself through its ability to attract and retain some of the most talented managers in the outsourced CRM industry. The Company's management team possesses extensive experience. Each of the Company's nine executive officers who are responsible for the day-to-day management of the Company has proven experience profitably managing the rapid growth of its business and has been with the Company, on average, for more than ten years. The members of the management team have continued to contribute to the development of the industry. The Company's management team has delivered consistently increasing revenue and profits since inception in 1986.

Contact Management Systems

The Company specializes in processing large and recurring volumes on behalf of its clients. The Company's ability to consistently staff and manage its agents, across geographically dispersed contact centers, is critical to providing premium quality service. The Company applies standardized practices in all contact centers to ensure uniform quality of service. The Company maintains strong centralized control to assure rigorous adherence to the Company's management practices, including quality assurance, and to provide daily staffing plans for each individual site.

The Company continuously evaluates the performance of its agents to ensure that the Company achieves its internal and its clients' quality standards. The Company's quality assurance testing includes monitoring of the agent/consumer contacts. In addition, the Company measures its performance against objective standards such as average handle time, average response time, sales per hour and conversion percentages. The Company encourages its clients to participate in all aspects of the quality assessment.

The Company's multiple remote sites present unique challenges in delivering consistent premium quality service. The Company's Network Control Center, based in Omaha, Nebraska which is operated 24 hours a day, 365 days a year, uses both internal and external systems to effectively create and operate this remote site environment. The Company allocates transactions based upon agent availability across all contact centers servicing customer-initiated transactions, and can remotely adjust staffing requirements based upon projected volume. The Network Control Center is in constant communication with the site operations personnel to ensure efficient use of the available personnel and to maximize utilization of assets. During times of unexpected events, such as weather-related situations, the Company can immediately react and, whenever possible, redirect transactions to an unaffected site to satisfy the Company's clients' business needs.

Facilities and Service Fortification

The Company recognizes the importance of providing uninterrupted service for its clients. The Company has invested significant resources to develop, install and maintain facilities and systems designed to be highly reliable. All of the Company's service facilities and systems are designed to maximize system in-service time and minimize the possibility of telecommunications outage, commercial power loss or equipment failure. The Company believes that this level of reliability provides an important and necessary competitive advantage.

The Operator Teleservices Direct Response division utilizes redundant network architecture, which substantially reduces the possibility of a system failure and the interruption of telecommunications service. Most contact centers are serviced by dual central office switches, providing split access flexible egress routing capabilities, as well as backup access into each facility, using dual fiber ring SONET-based self-healing network architectures. Most telephone numbers directed to a Company contact center are appended with dual routing instructions in the event of an error on the primary network path. These capabilities allow incoming calls to be redirected via an alternate long distance switch and/or through a backup access line in the unlikely event of a long distance or local network failure.

The Company's systems also feature operational redundancy. The Company uses automatic call distributors with dual processors and online automatic backup and fault-tolerant mainframe computers with spontaneous dual backup for all processors, disk management and mechanical functions. Copies of all proprietary Company software systems and client application software reside in a secure off-site storage facility. The Company actively monitors all critical components of its contact centers 24 hours per day, 365 days per year. The Operator Teleservices and Interactive Teleservices divisions' facilities also have stand-alone primary power systems which include both battery backup and diesel generator backup power systems.

Personnel and Training

The Company believes that a key component of its success is the quality of its employees. As a large-scale service provider, the Company is continually refining its approach to recruiting, training and managing its employees. The Company has established procedures for the efficient weekly hiring and training of hundreds of qualified employees. These procedures, coupled with the Company's proprietary scheduling system, enable the Company to provide flexible scheduling and staffing solutions to meet a client's needs for additional resources.

The Company offers extensive classroom and on-the-job training programs for personnel, including instruction regarding call-processing procedures, direct sales techniques, customer service guidelines, telephone etiquette and proper use of voice inflections. Operators receive professional training lasting from four to 35 days, depending upon the client's program and the nature of the services being provided. In addition to training designed to enhance job performance, employees are also given a detailed description of the Company's organizational structure, standard operating procedures and business philosophies.

In 2001, the Company employed an average of approximately 22,900 agents per day for its agent contact services with peak employment of approximately 23,600 agents per day. In addition, the Company employed, as of December 31, 2001, approximately 3,100 management, staff and administrative employees. The Company considers its relations with its employees to be good.

Call Management Systems

The Company specializes in processing large and recurring transaction volumes. The Company works closely with its clients to accurately project future transaction volumes. The Company uses the following practices to efficiently manage its transaction volumes:

Historical Trends Analyses. The Company tracks weekly, daily and hourly trends for individual client programs for Operator Teleservices, Interactive Teleservices and Direct Teleservices. The Company believes that the key to a cost efficient CRM solutions program begins with the effective planning of future volumes to determine the optimal number of sites, employees, workstations and voice response ports that need to be deployed each hour. Based upon the Company's experience in processing large volumes it has accumulated the data necessary to differentiate the transaction patterns of different applications such as order capture, lead generation and customer service.

Forecasting Call Volumes/Establishing Production Plans. Volumes in Operator Teleservices are forecasted for each one-half hour increment for each day. Detailed assumptions are made regarding average handle time, average wait time, average speed of answer and service level targets to determine the actual number of transactions that may be processed by a workstation or voice response port during a specific one-half hour increment. This process enables the Company to effectively determine the number of workstations and voice response ports needed for a given campaign.

Staffing and Scheduling Plans. Based upon the total number of workstations required to be staffed, a detailed schedule is created. These schedules are typically forecasted six to eight weeks in advance to assist the Company's personnel and training departments in hiring and training the desired number of personnel. Agents are given regular work schedules that are designed to coincide with anticipated transaction patterns and trends.

The Company has developed a proprietary scheduling system that efficiently identifies variances between staff scheduled and staff needed. The system accommodates real-time adjustments to be made for personnel schedules as volume projections fluctuate. Agent personnel directly interact with the system to schedule additional hours or excused time.

Facility Calling Plan. Once staffing and scheduling plans have been developed, each division determines how to efficiently allocate the projected volumes among its contact centers. Each contact center receives a detailed plan outlining the projected volumes for each day of the week and each 30 minute increment of each day. Personnel schedules are produced to optimally match the projected volumes.

Network Control. The Company interfaces directly with the nationwide long distance network of AT&T Corp. ("AT&T") and has the ability to allocate volumes among its various Operator and Interactive Teleservices contact centers on command with the assistance of sophisticated third party routing products. Traffic control specialists within the Company are responsible for comparing actual volumes and trends to stated staffing and scheduling plans. When necessary, adjustments can be made to fine tune minor variances between actual volumes and personnel that have been scheduled by facility. As a result, Operator Teleservices transactions are optimally directed to available personnel which maximizes the utilization of personnel and improves efficiency. Network control monitors the status of all Operator Teleservices processing activities on a minute-by-minute basis. Minor real time variances between projected and actual trends are promptly entered into the Company's database and the transaction management cycle repeats.

Technology/Systems Development

The Company's software and hardware systems, as well as its network infrastructure, are designed to offer high-quality and integrated solutions. The Company has made significant investments in reliable hardware systems. The Company also integrates commercially available software when appropriate. Because its technology is client focused, the Company also relies on proprietary software systems to customize its services. The Company's significant achievements include:

- development of sophisticated data collection tools and data warehousing systems to analyze and measure the success of clients' programs;
- design of a proprietary system that web-enables its workstations, enhancing its agents' effectiveness in interacting with its clients' customers;
- development of a proprietary, highly responsive scripting system;
- development of a proprietary, state-of-the-art workforce management and scheduling system.

The Company's network facilities and systems are designed to maximize system in-service time and minimize the possibility of failure. The Company's infrastructure is designed to reduce the possibility of system or site downtime or interruption of the telecommunications service.

All software systems and hardware platforms for Operator Teleservices, Interactive Teleservices and Direct Teleservices permit the design and execution of highly integrated service offerings. All systems provide clients with the ability to directly interface and communicate with the Company's systems.

Quality Assurance

By the nature of its services, the Company establishes direct contact with the customer base of its clients. Given the importance of this role, the Company believes that its reputation for providing premium quality service is critical. Both the Company and its clients shadow-monitor and evaluate the performance of agents to confirm that clients' programs are properly implemented using clients' approved scripts and that the agents meet clients' customer service standards. The Company regularly measures the quality of its services by reviewing such variables as average handle time, volume, average speed of answer, sales per hour, rate of abandonment and order conversion percentages. The Company's information systems enable the Company to provide clients with regular reports on a real-time basis as to the status of an ongoing campaign and to transmit summary data and captured information electronically to clients.

The Company maintains a quality assurance department for each of the agent-based divisions that are responsible for the overall quality of the services being provided. The Company uses statistical summaries of the performance appraisal information for its training and operations departments to provide feedback and to identify agents who may need additional training.

Sales and Marketing

The Company's sales and marketing strategy focuses on leveraging the Company's expertise, integrated service capabilities and reputation for premium quality service in order to cross-sell its services to existing clients and to develop new long-term client relationships. The Company also identifies potential new clients with aggressive growth objectives and premium brands in industries that face increased competition. The Company can offer clients large-scale, cost-effective solutions on an outsourced basis to help companies acquire, retain and grow their customer relationships.

The Company formulates detailed annual sales and marketing plans. These plans contain objectives and milestones, which are tracked regularly throughout the year. The sales organization is a group of sales professionals organized by division who are trained to focus on specific industries and overall client needs. The objective is to sell integrated solutions to prospective and existing clients. Commissions are paid on both new sales and incremental revenues generated from new and existing clients to provide the appropriate incentives for the sales professionals. Once a client campaign is initiated, a client services account manager is responsible for the daily management of the campaign.

Competition

The outsourced CRM solution provider industry is highly fragmented and competitive. Some competitors in this industry are starting to provide integrated Internet services with their current service offerings. The Company's competitors range from very small firms, catering to specialized programs and short-term projects, to large independent firms. The Company also competes with the in-house operations of many existing clients and potential clients. The Company believes that only a few competitors have the capability to provide fully outsourced CRM solutions. The principal competitive factors in this industry are: quality of service, range of service offerings, flexibility and speed of implementing customized solutions to meet clients' needs, capacity, industry-specific experience, technological expertise and price.

Proprietary Rights and Licenses

The Company has made significant investments in the development of its proprietary software systems and hardware platforms. The Company relies on a combination of the protections provided by applicable copyright, patent, trademark and trade secret laws, as well as on confidentiality procedures, to establish and protect its proprietary rights. The Company does not license any of its software or hardware designs for use by others. Despite these precautions, there can be no assurance that misappropriation of the Company's proprietary software and hardware designs will not occur. Although the Company believes that its intellectual property rights do not infringe upon the proprietary rights of third parties, there can be no assurance that third-parties will not assert infringement claims against the Company. Further, there can be no assurance that intellectual property protection will be available in certain foreign countries.

Reliance on Major Clients

A significant portion of the Company's revenue is generated from relatively few clients. The loss of the largest client or a number of its largest clients could have a material adverse effect on the Company. The Company's largest client, AT&T, accounted for approximately 25% of the Company's revenue in 2001, and the Company's 62 largest clients in the aggregate accounted for approximately 80% of the Company's revenue in 2001. The revenue generated by AT&T results from over 40 different programs which utilize platforms with three of the Company's divisions. The Company generally operates under contracts with these clients which may be terminated on 30 days' notice and generally the contracts are for a term of less than one year. Subsequent contracts may be subject to open bidding among the Company and its competitors.

Government Regulation

Teleservices sales practices are regulated at both the federal and state level. The Telephone Consumer Protection Act, which was enacted in 1991, authorized and directed the Federal Communications Commission (the "FCC") to enact rules to regulate the telemarketing industry. In December 1992, the FCC enacted rules, which place restrictions on the methods and timing of telemarketing sales calls.

The Federal Telemarketing Consumer Fraud and Abuse Act of 1994 (the "TCFAA") authorizes the Federal Trade Commission (the "FTC") to issue regulations designed to prevent deceptive and abusive telemarketing acts and practices. The FTC issued its Telemarketing Sales Rule (the "TSR"), which went into effect in January 1996. The TSR applies to most direct teleservices telemarketing calls and certain operator teleservices telemarketing calls and generally prohibits a variety of deceptive, unfair or abusive practices in telemarketing sales.

The FTC has initiated administrative rulemaking proceedings to revise the TSR. On January 22, 2002 the FTC published a Notice of Proposed Rulemaking and proposed changes to the TSR. The FTC has requested public comment on the proposed changes and intends to hold a public forum to discuss the proposed changes on June 5, 6, and 7, 2002. The proposed changes, if adopted by the FTC, could materially adversely affect the Company, the Company's clients and or the Company's industry include: (1) subjecting a portion of the Company's inbound calls to additional disclosure requirements from which such calls were previously exempt; (2) prohibiting the receiving of billing information from anyone other than the consumer or donor for use in telemarketing; (3) prohibiting the disclosure of billing information to any person for use in telemarketing; (4) the application of the TSR to charitable solicitations; (5) additional disclosure statements relating to certain products and services; (6) additional disclosure statements for payment methods that do not have consumer protections comparable to those available under the Fair Credit Billing Act and the Truth in Lending Act; (7) instituting a national "do-not-call" registry; (8) limitations on the use of predictive dialers for outbound calls; and (9) eliminating the business-to-business exemption of the TSR in the sale of Internet services and Web services. The Company cannot predict which modifications will be made to the TSR, and, if adopted, what impact such revisions would have on the Company or its industry.

The FTC has also adopted regulations governing pay per call services (the "900 Number Rule") pursuant to the Telephone Disclosure and Dispute Resolution Act passed by Congress in 1992. In general, the 900 Number Rule prescribes the content of advertising for such services, requires that certain introductory disclosures be made (at no charge to the caller) and provides for the manner and content of billing and collection for such services. The FCC supplements this regulation by requiring that common carriers assign a telephone number to a provider of interstate pay per call services and offer billing and collection services to such a provider to assure compliance with the 900 Number Rule. In March 1997, the FTC initiated a 900 Number Rule rulemaking review proceeding to evaluate the operation of the 900 Number Rule and to determine whether the scope of the 900 Number Rule should be expanded to information services provided through dialing patterns other than 900 numbers. As part of this rulemaking review proceeding, the FTC has issued proposed revisions to the 900 Number Rule which, among other things, would expand the scope of the 900 Number Rule to information services provided through other dialing patterns, impose more stringent requirements on the establishment of pre-subscription arrangements governing the use of toll free numbers for pay per call services and require express verifiable authorization from a telephone subscriber in order for purchases to be billed to the telephone subscriber's telephone bill. The industry filed written comments to the FTC's proposed revisions in March 1999. The FTC held a workshop in May 1999. In addition to commenting on the FTC's proposed changes, the industry has requested certain other reforms, which would help reduce the charge-back rates. The Company cannot predict what final modifications to the 900 Number Rule will be implemented and what impact those modifications will have on the Company or the industry. The Company cannot predict whether any modifications will be made to the 900 Number Rule, and, if so, what impact they would have on the Company or its industry.

The Telecommunications Act of 1996 also contains certain provisions, which may have an impact upon the Company. In general, this act eliminated the tariffed service exception from the pay per call rules and required the FCC to adopt new and more stringent rules for the use of toll free numbers for pay per call services because of abuses that arose from pay per call services offering toll free numbers. The FCC has proposed rules for the use of toll free numbers for pay per call services. The FCC has also proposed rules designed to restrict the use of toll free numbers in connection with pay per call information programming. Among the most significant changes to the toll free number rules are that pre-subscription agreements now must be executed in writing, require the use of a personal identification number (PIN), or other identifier unique to the subscriber and provide subscribers with a choice of the following billing methods: direct remit, debit prepaid account phone bill or credit or calling card. As an alternative, information providers may charge information services provided via toll free numbers with a prepaid account or debit, credit, charge or calling card if there is a preamble disclosing the costs, the point in time when the charges begin and billing methods. There are also corresponding disclosure requirements for soliciting pre-subscription agreements and for consumers' billing statements.

In addition to the federal legislation and regulations, there are numerous state statutes and regulations governing telemarketing activities, which do or may apply to the Company. For example, some states also place restrictions on the methods and timing of telemarketing calls and require that certain mandatory disclosures be made during the course of a telemarketing call. Some states also require that telemarketers register in the state before conducting telemarketing business in the state.

The Company employees who are involved in certain types of sales activity, such as activity regarding insurance, are required to be licensed by various state commissions or regulatory bodies and to comply with regulations enacted by those entities.

The industries served by the Company are also subject to varying degrees of government regulation. Generally in these instances, the Company relies on its clients and their advisors to develop the scripts to be used by the Company in making consumer solicitations on behalf of its clients. The Company generally requires its clients to indemnify the Company against claims and expenses arising with respect to the scripts provided by its clients.

The Company specifically trains its marketing representatives to handle calls in an approved manner and believes it is in compliance in all material respects with all federal and state telemarketing regulations. There can be no assurance, however, that the Company would not be subject to regulatory challenge for a violation of federal or state law.

Some of the proposed modifications, if adopted, would severely restrict and potentially prohibit the Company and its clients from conducting upsell telemarketing campaigns. Such campaigns represent a significant portion of the Company's and its clients' businesses, the loss of which could have a material adverse effect on the Company.

ITEM 2. PROPERTIES

As of December 31, 2001, the Company operated 31 large volume, automated customer contact facilities located in Alabama, Arkansas, Florida, Georgia, Illinois, Louisiana, Nebraska, Nevada, Oklahoma, Pennsylvania, Texas, Virginia, and Mumbai, India. These facilities consisted of 11,675 computer-assisted workstations.

As of December 31, 2001, Interactive Teleservices operated seven large volume, automated voice and data processing centers located in Nebraska, Texas, Oklahoma, Louisiana, Colorado, Virginia, and Alberta, Canada. As of December 31, 2001, Interactive Teleservices had a total capacity of 78,287 voice response ports.

The following table summarizes the location of and the number of computer-assisted telephone workstations or voice response ports at each of the Company's contact centers as of December 31, 2001.

Contact Centers	Number of Computer-Assisted Workstations	Number of Voice Response Ports
Huntsville, Alabama	489	—
Mobile, Alabama	371	—
Dothan, Alabama	210	—
Texarkana, Arkansas	159	—
Fayetteville, Arkansas	150	—
Ft. Smith, Arkansas	163	—
Pensacola, Florida	605	—
Tallahassee, Florida	164	—
Hinesville, Georgia	132	—
Rockford, Illinois	318	—
Carbondale, Illinois	117	—
Baton Rouge, Louisiana	564	—
Lafayette, Louisiana	159	—
Omaha, Nebraska	1,037	—
Reno, Nevada	322	—
Oklahoma City, Oklahoma	316	—
Tulsa, Oklahoma	568	—
Erie, Pennsylvania	448	—
San Antonio, Texas	600	—
Beaumont, Texas	449	—
Harlingen, Texas	154	—
San Antonio, Texas	796	—
Universal City, Texas	682	—
El Paso, Texas	624	—
Killeen, Texas	258	—
Waco, Texas	252	—
Lubbock, Texas	284	—
Odessa, Texas	117	—
McAllen, Texas	209	
Hampton, Virginia	708	—
Mumbai, India	250	—
Total workstations	11,675	
Denver, Colorado	—	47,426
Baton Rouge, Louisiana	—	480
Omaha, Nebraska	—	25,574
Tulsa, Oklahoma	—	940
San Antonio, Texas	—	2,732
Hampton, Virginia	—	744
Calgary, Alberta, Canada	—	391
Total voice response ports	—	78,287

The Company occupied approximately 1,391,000 square feet of office space at December 31, 2001. The Mumbai, India location is operated under a three-year contract. Upon expiration of the contract, the Company has an option to buy the contact center and related assets. All of the other facilities described above other than the facilities located in San Antonio, Texas; Pensacola, Florida; and Carbondale, Illinois (which are owned) are leased. The Company also owns 125,000 square feet of office space in a corporate headquarters building in Omaha, Nebraska. The Company has executed a lease agreement for a 158,000 square foot office building in Omaha, Nebraska that is currently under construction and scheduled for completion in mid-2002.

The Company believes that its facilities are adequate for its current requirements and that additional space will be available as required. See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 8. Financial Statements and Supplementary Data included elsewhere in this Annual Report on Form 10-K for information regarding the Company's obligations under its facilities leases.

ITEM 3. LEGAL PROCEEDINGS

From time to time, the Company is subject to lawsuits and claims which arise out of its operations in the normal course of its business. The Company and certain of its subsidiaries are defendants in various litigation matters in the ordinary course of business, some of which involve claims for damages that are substantial in amount. The Company believes, except for the items discussed below for which the Company is currently unable to predict the outcome, the disposition of claims currently pending will not have a material adverse effect on the Company's financial position or results of operations or cash flows.

Richard Carney, et al. v. West TeleServices, Inc., et al. was filed on October 31, 1997 in the 131st Judicial District Court of Bexar County, Texas. Plaintiffs seek certification of a class consisting of all hourly employees of the Company, West Telemarketing Corporation, West Telemarketing Corporation Outbound, and West Telemarketing Insurance Agency, Inc. Plaintiffs allege that they were not paid for all compensable work performed by them during their employment. Plaintiffs seek recovery under the theories of quantum meruit, common law fraud, common law debt, conversion and civil theft. A partial summary judgment was granted to the defendants on March 8, 2000 on breach of express contract and civil theft and on all claims against the individual defendants. On May 12, 2000, the court certified a class of plaintiffs and other similarly situated hourly employees of the Company and several of its subsidiaries that allege they had not been paid for all compensable work performed during their employment. On July 7, 2000, defendants filed a brief for an interlocutory appeal of the certification order. On November 1, 2000, the San Antonio Court of Appeals reversed and remanded the certification order back to the district court for further proceedings. The plaintiffs also amended their petition to allege quantum meruit as a theory of recovery. On November 21, 2000, the district court entered an order modifying its May 12, 2000 order granting class certification. The Company filed a notice of appeal of the amended order. On November 7, 2001, the San Antonio Court of Appeals found that the trial court abused its discretion in certifying the class and reversed and remanded the matter back to the trial court for any further proceedings consistent with the San Antonio Court of Appeals decision. On November 20, 2001, the plaintiffs filed a Motion for Rehearing and a Motion for Rehearing en banc. On January 29, 2002, the San Antonio Court of Appeals denied the motions for rehearing. The Plaintiffs have 45 days in which to request review from the Texas Supreme Court.

Brandy L. Ritt, et al. v. Billy Blanks Enterprises, et al. was filed in January 2001 in the Court of Common Pleas in Cuyahoga County, Ohio, against two of the Company's clients. The suit, a purported class action, was amended for the third time in July 2001 and the Company was added as a defendant at that time. The suit, which seeks statutory, compensatory, and punitive damages as well as injunctive and other relief, alleges violation of various provisions of Ohio's consumer protection laws, negligent misrepresentation, fraud, breach of contract, unjust enrichment and civil conspiracy in connection with the marketing of certain membership programs offered by the Company's clients. On February 6, 2002 the court denied the plaintiffs' motion for class certification.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted to a vote of security holders in the fourth quarter of the fiscal year covered by this report.

EXECUTIVE OFFICERS OF THE REGISTRANT

The executive officers of the Company are as follows:

Name	Age	Position
Gary L. West	56	Chairman of the Board and Director
Mary E. West	56	Vice Chair of the Board, Secretary and Director
Thomas B. Barker	47	President, Chief Executive Officer and Director
Nancee Shannon Berger	41	Chief Operating Officer
Michael A. Micek	52	Chief Financial Officer and Treasurer, Executive Vice President President—Finance
Michael E. Mazour	41	Executive Vice President—Direct Teleservices
Mark V. Lavin	43	President—Operator Teleservices
Steven M. Stangl	43	President—Interactive Teleservices
Todd B. Strubbe	38	President, Chief Executive Officer—West Direct
Michael M. Sturgeon	40	Executive Vice President—Sales and Marketing
Jon R. Hanson	35	Executive Vice President—Administrative Services and Chief Administrative Officer

Gary L. West co-founded WATS Marketing of America ("WATS") in 1978 and remained with that company until 1985. Mr. West joined the Company in July 1987 after the expiration of a noncompetition agreement with WATS. Mr. West has served as Chairman of the Board since joining the Company. Mr. West and Mary E. West are husband and wife.

Mary E. West co-founded WATS and remained with that company until December 1985. In January 1986, she founded the Company. Mrs. West has served as Vice Chair of the Company since 1987. Mrs. West and Mr. West are wife and husband.

Thomas B. Barker joined the Company in 1991 as Executive Vice President of Interactive Teleservices. Mr. Barker was promoted to President and Chief Operating Officer of the Company in March 1995. Mr. Barker was promoted to President and Chief Executive Officer in September 1998.

Nancee Shannon Berger joined Interactive Teleservices in 1989 as Manager of Client Services. Ms. Berger was promoted to Vice President of Interactive Teleservices in May 1994. She was promoted to Executive Vice President of Interactive Teleservices in March 1995, and to President of Interactive Teleservices in October 1996. She was promoted to Chief Operating Officer of the Company in September 1998.

Michael A. Micek joined the Company in 1988 and was appointed to Chief Financial Officer, Vice President—Finance and Treasurer in 1990. In 1997, Mr. Micek was promoted to Chief Financial Officer, Executive Vice President—Finance and Treasurer.

Michael E. Mazour joined the Operator TeleServices division in 1987 as Director—Data Processing Operations. In 1990, Mr. Mazour was promoted to Vice President—Information Services of the Company's Direct TeleServices division and again to Senior Vice President—Client Operations in 1995. In 1997, Mr. Mazour was promoted to Executive Vice President—Direct TeleServices and in July 2000, Mr. Mazour assumed full operations responsibility for this division.

Mark V. Lavin joined the Company in 1996 as Executive Vice President—Operator Teleservices. In September 1998, Mr. Lavin was promoted to President—Operator Teleservices. From 1991 until 1996, he held various management positions in reservation services for Radisson Hospitality Worldwide.

Steve M. Stangl joined Interactive Teleservices in 1993 as Controller. Mr. Stangl was promoted to Vice President of Accounting in 1996. He was promoted to Executive Vice President—Interactive Teleservices in September 1998. Mr. Stangl was promoted to President—Interactive Teleservices in September 2000.

Todd B. Strubbe joined West Direct, Inc. in July 2001 as President and Chief Executive Officer. He most recently was President and Chief Operating Officer of CompuBank, N.A., prior to its sale of customers and deposits to NetBank. He was with First Data Corporation from 1995 to 2000, where he was Managing Director, Systems Architecture and Product Development for its $1.4 billion division, First Data Resources. At First Data Resources, Mr. Strubbe was responsible for strategic planning and marketing, product development and management, and systems architecture. Prior to this, Mr. Strubbe was President of First Data's Electronic Payments Group and Vice President of Corporate Planning and Development.

Michael M. Sturgeon joined the Company in 1991 as a National Account Manager—Interactive Teleservices. In September 1994, Mr. Sturgeon was promoted to Vice President of Sales and Marketing—Interactive Teleservices. In March of 1997, Mr. Sturgeon was promoted to Executive Vice President—Sales and Marketing for the Company.

Jon R. (Skip) Hanson joined the Company in 1991 as a Business Analyst. Mr. Hanson was promoted to Vice President, Corporate Administrative Services in June 1996. In October 1999, he was promoted to Chief Administrative Officer and Executive Vice President-Administrative Services.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

On December 2, 1996, the Company completed the initial public offering (the "Initial Public Offering") of its shares of common stock, par value $0.01 per share (the "Common Shares"). The Common Shares are listed on the NASDAQ National Market under the symbol "WSTC." The following table sets forth, for the periods indicated, the high and low sales prices of the Common Shares as reported on the NASDAQ National Market.

2000	High	Low
First Quarter	$26.3125	$18.25
Second Quarter	$27.75	$21.0625
Third Quarter	$25.25	$22.00
Fourth Quarter	$30.00	$18.125
2001		
First Quarter	$31.375	$18.50
Second Quarter	$29.18	$19.875
Third Quarter	$27.40	$16.59
Fourth Quarter	$27.00	$18.70

As of March 1, 2002, there were 65 holders of record of Common Shares and approximately 3,100 beneficial shareholders. As of the same date, there were a total of 65,668,378 Common Shares issued and 65,516,134 outstanding. No dividends have been declared with respect to the Common Shares since the Initial Public Offering. The Company currently intends to retain earnings to finance the growth and development of its business and for working capital and general corporate purposes, and does not anticipate paying cash dividends on the Common Shares in the foreseeable future. Any payment of dividends will be at the discretion of the Company's Board of Directors and will depend upon earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to payment of dividends and other factors.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth, for the periods on and at the dates indicated, selected historical consolidated financial data of the Company. The selected consolidated historical income statement and balance sheet data has been derived from the audited historical consolidated financial statements of the Company. The Company's consolidated financial statements as of December 31, 2001 and 2000, and for the years ended December 31, 2001, 2000 and 1999 and Deloitte & Touche LLP's audit report with respect thereto have been included elsewhere in this Annual Report on Form 10-K. The information is qualified in its entirety by the detailed information included elsewhere herein and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and the "Consolidated Financial Statements" and Notes thereto included elsewhere in this Annual Report on Form 10-K.

	Year ended December 31,				
	2001	2000	1999	1998	1997
	(in thousands, except for per share and selected operating data)				
Income Statement Data:					
Revenue	$780,159	$724,505	$562,444	$482,823	$398,832
Cost of services	398,892	371,549	288,503	256,494	220,858
Selling, general and administrative expenses	260,426	243,573	194,610	152,838	118,878
Operating income	120,841	109,383	79,331	73,491	59,096
Other income	81	1,539	1,027	1,269	1,716
Income before income tax expense and minority interest	120,922	110,922	80,358	74,760	60,812
Income tax expense	44,633	40,663	30,604	28,769	23,402
Income before minority interest	76,289	70,259	49,754	45,991	37,410
Minority interest in net income of a consolidated subsidiary	503	—	—	—	—
Net income	$ 75,786	$ 70,259	$ 49,754	$ 45,991	$ 37,410
Earnings per share:					
Basic	$ 1.17	$ 1.10	$ 0.79	$ 0.73	$ 0.59
Diluted	$ 1.11	$ 1.03	$ 0.77	$ 0.73	$ 0.59
Weighted average number of common shares outstanding:					
Basic	64,895	64,043	63,330	63,330	63,330
Diluted	68,130	67,950	64,380	63,353	63,346
Selected Operating Data:					
EBITDA (1)	$169,596	$154,756	$117,019	$ 99,909	$ 79,256
EBITDA margin (2)	21.7%	21.4%	20.8%	20.7%	19.9%
Operating margin (3)	15.5%	15.1%	14.1%	15.2%	14.8%
Net income margin (4)	9.7%	9.7%	8.9%	9.5%	9.4%
Net cash flows from operating activities	101,784	111,050	114,221	11,903	45,132
Number of workstations (at end of period)	11,675	10,147	8,364	7,624	5,931
Number of ports (at end of period)	78,287	50,573	33,476	11,160	8,056

	As of December 31,				
	2001	2000	1999	1998	1997
Balance Sheet Data:					
Working capital	$235,180	$151,006	$104,427	$ 70,699	$ 55,320
Property and equipement, net	202,671	197,178	167,934	144,139	111,710
Total assets	591,435	553,907	408,989	326,139	282,150
Total debt	30,271	41,355	45,196	30,952	21,686
Stockholders' equity	468,159	378,125	291,962	242,208	196,217

(1) "EBITDA" is defined as income before income tax expense and minority interest, depreciation, interest expense and amortization. EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be considered as an alternative to net income as an indicator of operating performance or to cash flows as a measure of liquidity. EBITDA is presented as the Company understands that certain investors use it as one measure of a borrower's historical ability to service its debt.

(2) Represents EBITDA as a percentage of revenue.

(3) Represents operating income as a percentage of revenue.

(4) Represents net income as a percentage of revenue.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and the Notes thereto appearing elsewhere in this Annual Report on Form 10-K.

Certain statements under this caption constitute "forward-looking statements" as defined under the Private Securities Litigation Reform Act of 1995, which involve risks and uncertainties that could cause actual results to differ materially from the Company's historical experience and the Company's present expectations or projections. The Company's actual results in the future could differ significantly from the results discussed or implied in such forward-looking statements. Generally, the words "believe, "expect," "intend," "estimate," "anticipate," "project," "will" and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from the Company's historical experience and present expectations or projections. As and when made, management believes that these forward-looking statements are reasonable. However, caution should be taken not to place undue reliance on any such forward-looking statements since such statements speak only as of the date when made. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Some of the factors that could cause or contribute to such differences include, but are not limited to, the effect on financial performance of increased competition in the outsourced CRM solutions industry, potential future competition, competitive pricing for services, potential future competing technologies and trends, dependence on technology and phone service, dependence on the Company's labor force, reliance on major clients, the success of new product innovations, legal proceedings, trend in the general economy and government regulation.

In addition, recent terrorist attacks in the United States, as well as future events occurring in response thereto or in connection therewith, including, without limitation, future terrorist attacks against the United States, rumors or threats of such attacks or war, armed hostilities or international conflicts directly or indirectly involving the United States or its allies or military or trade disruptions may impact the Company's operations. Subsequent to the September 11, 2001 attacks on the World Trade Center and the Pentagon, many Direct Teleservices division projects were temporarily halted and the Company also experienced a reduction in Operator Teleservices division projects as well. More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the United States and worldwide financial markets and economy. They also could result in prolonging the economic recession in the United States or abroad. Any of these occurrences could have a significant impact on the Company's operating results, revenues and costs and may result in the volatility of the market price for the Company's common stock and on the future price of the Company's common stock.

Overview

The Company is a leading provider of outsourced CRM solutions to businesses on an outsourced basis. The Company believes it has established a distinct competitive advantage in its ability to offer a range of integrated services on a fully integrated basis.

Revenue: Revenue for Operator Teleservices services is primarily generated at the time calls are answered by a telemarketing representative based on the number of calls and/or the duration of the call and processed on behalf of clients. Operator Teleservices services also generates revenue from calls transferred to telemarketing representatives from interactive voice response units and by providing assistance to clients in the design and implementation of new applications. Revenue for Interactive Teleservices services is primarily generated at the time calls are received or sent by automated voice response units and is billed based on call duration. Revenue for Direct Teleservices services is generated generally on an hourly and success based rate basis at the time the marketing representatives place calls to consumers on behalf of clients. Other revenues are recognized during the period services are provided. The Company defers revenues during the period in which customer refund obligations exist. Deferred revenue is included in other current liabilities.

Expenses: Costs of telecommunications services incurred by the Company are primarily comprised of long distance transmission charges. The Company effectively manages its telecommunications costs through a long-term services contract with AT&T which includes an established rate schedule subject to certain call volume commitments. As one of AT&T's largest clients, the Company believes it has negotiated a favorable contract at an attractive service rate.

The Company has also entered into a number of equipment maintenance and network management contracts with AT&T in order to facilitate reliable and efficient network operations. Rates for telecommunications services are primarily determined by total call volume, level of network management and technical support under contract.

The Company manages its direct labor costs through its flexible staffing and scheduling initiatives. In particular, the Company has developed its own proprietary scheduling systems which are designed to optimize staffing and pay levels in anticipation of fluctuating call volumes as clients' campaigns are scheduled. The Company seeks to control its direct labor costs by decentralizing its operations and by seeking new geographic markets which offer attractive labor market characteristics. Direct labor rates fluctuate based upon local market factors such as the size and availability of a part-time workforce in addition to local economic growth. Labor rates are adjusted, as necessary, to attract the required number of agents during seasonal fluctuations.

Selling, general and administrative expenses consist of all expenses that support the ongoing operation of the Company. These expenses include costs related to division management, facilities costs, equipment depreciation and maintenance, amortization of goodwill, allowance for doubtful accounts, sales and marketing activities, client support services and corporate management costs. Changes in selling, general and administrative expenses primarily, reflect the addition of new facilities over certain periods or expanded marketing activities.

Results of Operations

The following table sets forth the Consolidated Statement of Operations Data as a percentage of revenue for the periods indicated:

	Year ended December 31,		
	2001	2000	1999
Revenue	100.0%	100.0%	100.0%
Cost of services	51.1	51.3	51.3
Selling, general and administrative expenses	33.4	33.6	34.6
Operating income	15.5	15.1	14.1
Other income	0.0	0.2	0.2
Income before income tax expense and minority interest	15.5	15.3	14.3
Income tax expense	5.7	5.6	5.4
Minority interest	0.1	—	—
Net Income	9.7%	9.7%	8.9%

Years Ended December 31, 2001 and 2000

Revenue: Revenue increased $55.7 million or 7.7% to $780.2 million in 2001 from $724.5 million in 2000. The increase in revenue included $26.2 million derived from new clients and $29.5 million derived from existing clients. The overall revenue increase is attributable to higher call volumes.

During the year ended December 31, 2001, the Company provided service to nearly 800 clients. Eighty percent of the Company's total revenue was generated by 62 clients. During 2001, AT&T remained the Company's largest client and accounted for 25% of total revenue, down from 28% in 2000.

Cost of Services: Cost of services represents direct labor, telephone expense and other costs directly related to services activities. Costs of services increased $27.4 million or 7.4% for the year ended December 31, 2001 to $398.9 million from $371.5 million for the comparable period of 2000. As a percentage of revenue, cost of services decreased to 51.1% for 2001 from 51.3% for 2000.

Selling, General and Administrative Expenses: SG&A expenses increased by $16.8 million or 6.9% to $260.4 million for the year ended December 31, 2001, from $243.6 million in 2000. As a percentage of revenue, SG&A expenses decreased to 33.4% for the year ended December 31, 2001, compared to 33.6% in 2000. The decrease is attributable to management's focus on reducing these costs.

Operating Income: Operating income increased by $11.4 million or 10.5% to $120.8 million in 2001 from $109.4 million in 2000. For the year ended December 31, 2001, operating income as a percentage of revenue increased 0.4% to 15.5% from 15.1% for 2000.

Other Income (Expense): Other income (expense) includes interest income from short-term investments, interest income from an accounts receivable financing program (net of the related interest expense to fund the program), interest income from customer notes receivable and interest expense from short-term and long-term borrowings under credit facilities and capital leases. Other income (expense) for the year ended December 31, 2001, totaled $0.1 million compared to $1.5 million for 2000. The reduction of $1.4 million for the year ended December 31, 2001 is primarily the result of a $3.0 million write down of an investment in Synchrony Communications, Inc. In May, 2000, the Company acquired a minority interest in Synchrony Communications, Inc. The intent of the investment was to enter into a strategic relationship with Synchrony Communications, Inc. to offer additional tools for integrating customer interactions across multiple communication channels (phone, fax, e-mail and Web chat) to deliver consistent and dynamic customer support. During the third quarter of 2001, the board of directors of Synchrony Communications, Inc. decided it would be in the best interests of Synchrony to be acquired by divine, inc. The acquisition was announced by divine, inc. on October 23, 2001 and later consumated in the fourth quarter of 2001. Based on the acquisition terms, the Company determined that this investment was permanently impaired, and as a result, the entire investment of $3.0 million was written off.

Net Income: Net income increased by $5.5 million or 7.9% for the year ended December 31, 2001 to $75.8 million from net income of $70.3 million in 2000. Net income includes a provision for income tax expense at a combined effective rate of 37.1% and 36.7% for 2001 and 2000, respectively.

Years Ended December 31, 2000 and 1999

Revenue: Revenue increased $162.1 million or 28.8% to $724.5 million in 2000 from $562.4 million in 1999. The increase in revenue included $23.8 million derived from new clients and $138.3 million derived from existing clients. The overall revenue increase is attributable to higher call volumes.

During the year ended December 31, 2000, the Company provided service to more than 900 clients. Eighty percent of the Company's total revenue was generated by 34 clients. During 2000, AT&T remained the Company's largest client and accounted for 28% of total revenue, down from 32% in 1999.

Cost of Services: Cost of services represents direct labor, telephone expense and other costs directly related to services activities. Costs of services increased $83.0 million or 28.8% for the year ended December 31, 2000 to $371.5 million from $288.5 million for the comparable period of 1999. As a percentage of revenue, cost of services was 51.3% for 2000 and 1999.

Selling, General and Administrative Expenses: SG&A expenses increased by $49.0 million or 25.2% to $243.6 million for the year ended December 31, 2000, from $194.6 million in 1999. As a percentage of revenue, SG&A expenses decreased to 33.6% for the year ended December 31, 2000, compared to 34.6% in 1999. The decrease can be attributed to higher than expected sales and management's focus on reducing these costs.

Net Operating Income: Net operating income increased by $30.1 million or 38.0% to $109.4 million in 2000 from $79.3 million in 1999. For the year ended December 31, 2000, net operating income as a percentage of revenue increased 1.0% to 15.1% from 14.1% for 1999.

Other Income (Expense): Other income (expense) includes interest income from short-term investments, interest income from an accounts receivable financing program (net of the related interest expense to fund the program), interest income from customer notes receivable and interest expense from short-term and long-term borrowings under credit facilities and capital leases. Other income (expense) for the year ended December 31, 2000, totaled $1.5 million compared to $1.0 million for 1999. This increase was due primarily to an increase in interest income related to increased balances in cash and cash equivalents.

Net Income: Net income increased by $20.5 million or 41.2% for the year ended December 31, 2000, to $70.3 million from net income of $49.8 million in 1999. Net income includes a provision for income tax expense at a combined effective rate of 36.7% and 38.1% for 2000 and 1999, respectively. The reduction in the effective tax rate is due to maximizing state credits and incentive programs in various state and local tax jurisdictions.

Liquidity and Capital Resources

The Company's primary source of liquidity has been cash flow from operations, supplemented by proceeds from notes payable, capital leases and borrowings under its revolving bank lines of credit.

The Company has a $25.0 million unsecured revolving credit facility. Advances under the revolving credit facility bear interest at the prime rate less 1.0%. There were no borrowings outstanding under this facility at December 31, 2001. The Company's credit facility contains certain financial covenants and restrictions, which were met at December 31, 2001. The credit facility expires on June 29, 2002. The Company believes it could increase the amount of the facility, if needed.

Throughout 2001, the Company purchased $53.7 million of furniture and telephone and computer equipment financed through working capital and notes payable to vendors and banks and capital leases over three years which bear interest from 4.5% to 5.4%.

Net cash flow from operating activities was $101.8 million for the year ended December 31, 2001, compared to net cash flow from operating activities of $111.1 and $114.2 million for the years ended December 31, 2000 and 1999, respectively. The decrease from 2000 was due principally to an increase in accounts receivable, decreases in other liabilities and accrued expenses and customer deposits and holdbacks. The decrease was partially offset by increases in net income and depreciation. The decrease from 1999 to 2000 was due primarily to increases in accounts receivable and other assets offset by increased earnings.

Net cash flow used in investing activities was $39.5 million for the year ended December 31, 2001, compared to $68.5 million and $51.6 million, for the comparable periods of 2000 and 1999, respectively. The decrease from 2000 was due primarily to a reduction in purchases of property and equipment. The increase from 1999 to 2000 was primarily due to investments in contact centers.

Net cash flow used in financing activities decreased $22.6 million to $18.9 million for the year ended December 31, 2001, compared to net cash flows from financing activities of $3.7 million and $7.7 million used, for the comparable periods of 2000 and 1999, respectively. In the year ended December 31, 2001, net cash flows used in financing activities were primarily for payments of debt and capital lease obligations. Further, preferred stock in a consolidated subsidiary was acquired for $12.0 million from a former minority stockholder of that subsidiary. The cash used was offset by $11.6 million of proceeds from the exercise of stock options to purchase Common Shares, including the tax benefit associated with the optionee's gain on the exercise of stock options. The net cash flow provided and used in financing activities for the years ended December 31, 2000 and 1999 were due primarily to the proceeds from the exercise of stock options and payments on debt and capital lease obligations.

During the first quarter of 2001, the Company executed lease agreements for a 34,000 square foot office building in San Antonio, Texas and a 158,000 square foot office building in Omaha, Nebraska that is currently under construction and scheduled for completion in mid-2002. The leases have five-year terms with renewal options. The lease payments are based on a variable interest rate at 87.5 basis points over a selected LIBOR, 3.23%, at December 31, 2001. The aggregate lease expense in 2001 for the San Antonio building was $0.5 million. The lessor is capitalizing the interest paid on the Omaha building during construction. The Company may, at any time, elect to exercise a purchase option of approximately $10.0 million for the San Antonio building and approximately $34.0 million for the Omaha building.

On May 4, 2000, the Company consummated the purchase of an equity interest in excess of 80% in West Direct. In connection therewith, the Company's venture partner was extended an option during the first 18 months to surrender its 5% equity interest in West Direct in exchange for $12.0 million in cash plus an option to acquire 325,000 shares of the Company's common stock, exercisable at $26.03 per share. The venture partner elected to exercise this option on October 2, 2001. As a result, the Company owned 87.75% of West Direct at December 31, 2001.

Subsequent to December 31, 2001, the Company purchased two companies, Tel Mark Sales, Inc. and Dakotah Direct II, LLC. Tel Mark Sales, Inc., based in Appleton, Wisconsin is a provider of outsourced business to business customer care and telemarketing services. Dakotah Direct II, LLC, based in Spokane, Washington, provides customer relationship services focused on providing marketing and customer solutions through a variety of channels. The combined consideration for the two acquisitions was $42.8 million paid entirely in cash. There is a provision for a three-year contingent earn-out with a maximum earn-out of $5.0 million per year relating to one of the acquisitions. The earn-out is based on the acquired entity achieving certain revenue growth objectives.

Contractual Obligations

As described in the Item 8. Financial Statements and Supplementary Data, the Company has contractual obligations that may affect the financial condition of the Company. However, based on management's assessment of the underlying provisions and circumstances of the material contractual obligations of the Company, there is no known trend, demand, commitment, event or uncertainty that is reasonably likely to occur which would have a material effect on the Company's financial condition or results of operations.

Below is a summary disclosure of the Company's contractual obligations at December 31, 2001 (dollars in thousands):

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-Term Debt	$ 22,817	$ 6,525	$16,292	$ —	$—
Capital Lease Obligations	7,454	2,853	4,601	—	—
Operating Leases	33,653	9,077	21,260	3,316	—
Acquisition Commitments	42,750	42,750	—	—	—
Total Contractual Cash Obligations	$106,674	$61,205	$42,153	$3,316	$—

The Company is subject to lawsuits and claims, which arise out of the normal course of its business. The Company and certain of its subsidiaries are defendants in various litigation matters in the ordinary course of business, some of which involve claims for damages that are substantial in amount. Management believes, except for the items listed in the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K, for which management is currently unable to predict the outcome, the disposition of claims currently pending will not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

Capital Expenditures

The Company's operations will continue to require significant capital expenditures for real estate and capacity expansion/upgrades. Capital expenditures were $53.7 million for the year ended December 31, 2001, in which $39.2 million of these expenditures were financed from operations, $7.0 million from notes payable to a bank and the remaining $7.5 million was financed using capital leases. Capital expenditures for 2001 consisted primarily of furniture, telephone and computer equipment purchases associated with the addition of three new contact centers and upgrades to existing contact centers. The Company currently projects its capital expenditures for 2002 to be approximately $55.0 to $65.0 million, primarily for capacity expansion and upgrades at existing facilities and the addition of two contact centers late in the fourth quarter.

The Company believes that the cash flow from operations, together with existing cash and cash equivalents, financing through capital or operating leases, and available borrowings under its credit facilities will be adequate to meet its capital requirements for the foreseeable future. The Company may pledge additional property or assets of the Company or any of its subsidiaries, which are not already pledged as collateral securing existing credit facilities of the Company or any of its affiliates. The Company or any of its affiliates may be required to guarantee any existing or additional credit facilities.

Inflation

The Company does not believe that inflation has had a material effect on its results of operations. However, there can be no assurance that the Company's business will not be affected by inflation in the future.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Certain statements under this caption constitute "forward-looking statements" as defined under the Private Securities Litigation Reform Act of 1995, which involve risks and uncertainties that could cause actual results to differ materially from the Company's historical experience and present expectations or projections. The Company's actual results in the future could differ significantly from the results discussed or implied in such forward-looking statements. Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will" and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from the Company's historical experience and present expectations or projections. As and when made, management believes that these forward-looking statements are reasonable. However, caution should be taken not to place undue reliance on any such forward-looking statements since such statements speak only as of the date when made. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Some of the factors that could cause or contribute to such differences include, but are not limited to, the effect on financial performance of increased competition in the outsourced CRM solutions industry, potential future competition, competitive pricing for services, potential future competing technologies and trends, dependence on technology and phone service, dependence on the Company's labor force, reliance on major clients, the success of new product innovations, legal proceedings, trend in the general economy and government regulation.

In addition, recent terrorist attacks in the United States, as well as future events occurring in response thereto or in connection therewith, including, without limitation, future terrorist attacks against the United States, rumors or threats of such attacks or war, armed hostilities or international calamity directly or indirectly involving the United States or its allies or military or trade disruptions may impact the Company's operations. Subsequent to the September 11, 2001 attacks on the World Trade Center and the Pentagon, many Direct Teleservices division projects were temporarily halted and the Company also experienced a reduction in Operator Teleservices division projects as well. More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the United States and worldwide financial markets and economy. They also could result in economic recession in the United States or abroad. Any of these occurrences could have a significant impact on the Company's operating results, revenues and costs and may result in the volatility of the market price for the Company's common stock and on the future price of the Company's common stock.

The Company does not use derivative financial and commodity instruments. The Company's financial instruments include cash and cash equivalents, accounts and notes receivable, accounts and notes payable and long-term obligations. The Company's cash and cash equivalents, accounts and notes receivable and accounts and notes payable balances are generally short-term in nature and do not expose the Company to material market risk. The Company has $30.3 million of long-term obligations and $25.0 million of credit facilities with variable interest rates. There were no borrowings outstanding under these credit facilities at December 31, 2001. Management does not believe that changes in future interest rates on these fixed and variable rate long-term obligations and credit facilities would have a material effect on the Company's financial position, results of operations, or cash flows given the Company's currently existing obligations under such long-term obligations and credit facilities.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information called for by this item is incorporated from the Company's Consolidated Financial Statements and Notes thereto set forth on pages F-1 through F-16.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by Item 10 is incorporated by reference from the Company's definitive proxy statement for the 2001 annual meeting of stockholders to be held on May 15, 2002. The definitive proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year covered by this Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 is incorporated by reference from the Company's definitive proxy statement for the 2001 annual meeting of stockholders to be held on May 15, 2002. The definitive proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year covered by this Form 10-K.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by Item 12 is incorporated by reference from the Company's definitive proxy statement for the 2001 annual meeting of stockholders to be held on May 15, 2002. The definitive proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year covered by this Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by Item 13 is incorporated by reference from the Company's definitive proxy statement for the 2001 annual meeting of stockholders to be held on May 15, 2002. The definitive proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year covered by this Form 10-K.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) Documents filed as a part of the report:

(1) Financial Statements:

(2) Financial Statement Schedules:

(3) Exhibits

Exhibits identified in parentheses below, on file with the United States Securities and Exchange Commission, are incorporated herein by reference as exhibits hereto.

(a) Exhibits.

Exhibit Number	Description
3.01	Restated Certificate of Incorporation of the Company (Exhibit 99.02 to Form 8-K dated December 29, 2001, File No. 000-21771)
3.02	Restated Bylaws of the Company (Exhibit 99.03 to Form 8-K dated December 29, 2001, File No. 000-21771)
10.01	Form of Registration Rights Agreement (Exhibit 10.01 to Registration Statement under Form S-1 (Amendment No. 1) dated November 12, 1996, File No. 333-13991)
10.02	Bill of Sale & Assignment, dated October 30, 1996, from West Telemarketing Corp. to Troy L. Eaden (Exhibit 10.02 to Registration Statement under Form S-1 (Amendment No. 1) dated November 12, 1996, File No. 333-13991)
10.03	Purchase Agreement, dated March 14, 1996, between West Telemarketing Corporation and Executive Jet Sales, Inc. (Exhibit 10.03 to Registration Statement under Form S-1 (Amendment No. 1) dated November 12, 1996, File No. 333-13991)
10.04	1996 Stock Incentive Plan (Exhibit 10.04 to Registration Statement under Form S-1 (Amendment No. 1) dated November 12, 1996, File No. 333-13991)
10.05	Agreement and Plan of Reorganization (Exhibit 10.05 to Registration Statement under Form S-1 (Amendment No. 2) dated November 21, 1996, File No. 333-13991)
10.06	Employment Agreement between the Company and Thomas B. Barker dated January 1, 1999, as amended December 21, 2001
10.07	Employment Agreement between the Company and Michael A. Micek dated January 1, 1999, as amended December 21, 2001

Exhibit Number	Description
10.08	Stock Redemption Agreement, dated April 9, 1996, by and among John W. Erwin, Gary L. West, Mary E. West and Troy L. Eaden (Exhibit 10.11 to Registration Statement under Form S-1 (Amendment No. 1) dated November 12, 1996, File No. 333-13991)
10.09	Assignment and Assumption Agreement, dated as of November 12, 1996, by and among Gary L. West, Mary E. West, Troy L. Eaden and the Company (Exhibit 10.12 to Registration Statement under Form S-1 (Amendment No. 2) dated November 21, 1996, File No. 333-13991)
10.10	Personnel Company Subscription Service Agreement, dated as of November 12, 1996, between West Telemarketing Insurance Agency, Inc. and West Telemarketing Corporation Direct Teleservices (Exhibit 10.13 to Registration Statement under Form S-1 (Amendement No. 2) dated November 21, 1996, File No. 333-13991)
10.11	Lease, dated September 1, 1994, by and between West Telemarketing Corporation and 99-Maple Partnership (Exhibit 10.14 to Registration Statement under Form S-1 (Amendment No. 1) dated November 12, 1996, File No. 333-13991)
10.12	Employment Agreement between the Company and Nancee S. Berger, dated January 1, 1999, as amended December 21, 2001
10.13	Employee Stock Purchase Plan dated July 1, 1997 (Exhibit 10.01 to Form 10-Q dated August 14, 1997, File No. 000-21771)
10.14	Employment Agreement between the Company and Mark V. Lavin dated July 1, 1999, as amended December 21, 2001
10.15	Employment Agreement between the Company and Steven M. Stangl dated January 1, 1999, as amended December 21, 2001
10.16	Employment Agreement between the Company and Michael M. Sturgeon, dated January 1, 1999, as amended December 21, 2001
10.17	Employment Agreement between the Company and Jon R. (Skip) Hanson, dated October 4, 1999, as amended December 21, 2001
10.18	Employment Agreement between the Company and Michael E. Mazour, dated July 1, 2000, as amended December 21, 2001
10.19	Employment Agreement between West Direct, Inc. and Todd B. Strubbe, dated July 30, 2001
21.01	Subsidiaries of the Company (Exhibit 21.01 to Registration Statement under Form S-1 (Amendment No. 2) dated November 21, 1996, File No. 333-13991)
23.01	Consent of Deloitte & Touche LLP

(b) **Reports on Form 8-K.**

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEST CORPORATION

By: /s/ THOMAS B. BARKER

Thomas B. Barker
President and Chief Executive Officer
(Principal Executive Officer)

March 15, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signatures	Title	Date
/s/ GARY L. WEST Gary L. West	Chairman of the Board and Director	March 15, 2002
/s/ MARY E. WEST Mary E. West	Vice Chair of the Board and Director	March 15, 2002
/s/ THOMAS B. BARKER Thomas B. Barker	President and Chief Executive Officer and Director (Principal Executive Officer)	March 15, 2002
/s/ MICHAEL A. MICEK Michael A. Micek	Chief Financial Officer, Executive Vice President—Finance and Treasurer (Principal Financial and Accounting Officer)	March 15, 2002
/s/ WILLIAM E. FISHER William E. Fisher	Director	March 15, 2002
/s/ GEORGE H. KRAUSS George H. Krauss	Director	March 15, 2002
/s/ GREG T. SLOMA Greg T. Sloma	Director	March 15, 2002

(This page has been left blank intentionally.)

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
West Corporation
Omaha, Nebraska

We have audited the accompanying consolidated balance sheets of West Corporation and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Deloitte & Touche LLP

Omaha, Nebraska
February 6, 2002

WEST CORPORATION

CONSOLIDATED BALANCE SHEETS
(AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	December 31, 2001	December 31, 2000
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 151,520	$ 108,113
Accounts receivable, net of allowance for doubtful accounts of $6,993 and $6,611	131,316	129,695
Notes receivable	4,315	2,153
Accounts receivable—financing	18,926	19,154
Other	22,695	24,550
Total current assets	328,772	283,665
PROPERTY AND EQUIPMENT:		
Land and improvements	6,710	5,392
Buildings	42,314	30,678
Telephone and computer equipment	220,387	188,775
Office furniture and equipment	37,484	35,100
Leasehold improvements	59,005	56,724
Construction in process	10,172	17,243
Total property and equipment	376,072	333,912
Accumulated depreciation and amortization	(173,401)	(136,734)
Total property and equipment, net	202,671	197,178
GOODWILL, net of accumulated amortization of $8,591 and $6,906	41,942	43,627
NOTES RECEIVABLE AND OTHER ASSETS	18,050	29,437
TOTAL ASSETS	$ 591,435	$ 553,907
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 47,426	$ 46,132
Customer deposits and holdbacks	8,131	22,007
Accrued wages and benefits	11,412	13,353
Accrued phone expense	5,520	8,767
Other current liabilities	11,725	22,820
Current maturities of long-term obligations	9,378	19,580
Total current liabilities	93,592	132,659
LONG-TERM OBLIGATIONS, less current maturities	20,893	21,775
DEFERRED INCOME TAXES	6,629	5,884
OTHER LONG TERM LIABILITIES	1,531	663
MINORITY INTEREST	631	14,801
COMMITMENTS AND CONTINGENCIES (Note H)		
STOCKHOLDERS' EQUITY		
Preferred stock $0.01 par value, 10,000 shares authorized, no shares issued and outstanding		
Common stock $0.01 par value, 200,000 shares authorized, 65,352 shares issued and 65,200 outstanding and 64,547 shares issued and 64,445 outstanding	654	645
Additional paid-in capital	191,821	176,200
Retained earnings	279,727	203,941
Treasury stock at cost (152 and 102 shares)	(4,043)	(2,661)
Total stockholders' equity	468,159	378,125
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 591,435	$ 553,907

The accompanying notes are an integral part of these financial statements.

WEST CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
(AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Years Ended December 31,		
	2001	2000	1999
REVENUE	$780,159	$724,505	$562,444
COST OF SERVICES	398,892	371,549	288,503
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	260,426	243,573	194,610
OPERATING INCOME	120,841	109,383	79,331
OTHER INCOME (EXPENSE):			
Interest income	4,694	4,440	3,231
Interest expense—including interest expense—financing of $365, $184 and $490	(3,015)	(3,107)	(2,549)
Other, net	(1,598)	206	345
Other income (expense)	81	1,539	1,027
INCOME BEFORE INCOME TAX EXPENSE AND MINORITY INTEREST	120,922	110,922	80,358
INCOME TAX EXPENSE:			
Current income tax expense	45,119	41,466	31,476
Deferred income tax (benefit)	(486)	(803)	(872)
Income tax expense	44,633	40,663	30,604
INCOME BEFORE MINORITY INTEREST	76,289	70,259	49,754
MINORITY INTEREST IN NET INCOME OF A CONSOLIDATED SUBSIDIARY	503	—	—
NET INCOME	$ 75,786	$ 70,259	$ 49,754
EARNINGS PER COMMON SHARE:			
Basic	$ 1.17	$ 1.10	$ 0.79
Diluted	$ 1.11	$ 1.03	$ 0.77
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:			
Basic common shares	64,895	64,043	63,330
Dilutive impact of potential common shares from stock options	3,235	3,907	1,050
Diluted common shares	68,130	67,950	64,380

The accompanying notes are an integral part of these financial statements.

WEST CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Common Stock	Paid-in Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
BALANCE, January 1, 1999	$633	$157,647	$ 83,928	$ —	$242,208
Net income	—	—	49,754	—	49,754
BALANCE, December 31, 1999	633	157,647	133,682	—	291,962
Net income	—	—	70,259	—	70,259
Stock options exercised including related tax benefits (1,217 shares)	12	18,553	—	—	18,565
Treasury stock (102 shares)	—	—	—	(2,661)	(2,661)
BALANCE, December 31, 2000	645	176,200	203,941	(2,661)	378,125
Net income	—	—	75,786	—	75,786
Stock options issued and exercised including related tax benefits (805 shares)	9	15,621	—	—	15,630
Treasury stock (50 shares)	—	—	—	(1,382)	(1,382)
BALANCE, December 31, 2001	$654	$191,821	$279,727	$(4,043)	$468,159

The accompanying notes are an integral part of these financial statements.

WEST CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(AMOUNTS IN THOUSANDS)

	Years Ended December 31,		
	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 75,786	$ 70,259	$ 49,754
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation and amortization	50,353	45,167	37,343
Loss on sale of equipment	305	723	170
Deferred income tax (benefit)	(486)	(803)	(872)
Minority interest	503	—	—
Write-off of investment	3,000	—	—
Changes in operating assets and liabilities:			
Accounts receivable	(2,002)	(42,062)	8,244
Other assets	3,784	(10,145)	(1,610)
Accounts payable	1,393	12,387	20,888
Other liabilities and accrued expenses	(16,976)	22,790	4,507
Customer deposits and holdbacks	(13,876)	12,734	(4,203)
Net cash flows from operating activities	101,784	111,050	114,221
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property and equipment	(46,205)	(70,436)	(38,953)
Proceeds from disposal of property and equipment	141	1,425	1,285
Issuance of notes receivable	—	—	(15,401)
Proceeds from payments of notes receivable	6,603	497	1,471
Net cash flows from investing activities	(39,461)	(68,514)	(51,598)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of debt	7,000	10,000	6,000
Payments of long-term obligations	(25,619)	(17,701)	(13,712)
Redemption of preferred stock of subsidiary	(12,000)	—	—
Net change in line of credit agreement	—	—	(2,000)
Proceeds from accounts receivable financing	129	(4,491)	2,026
Proceeds from stock options exercised including related tax benefits	11,574	15,904	—
Net cash flows from financing activities	(18,916)	3,712	(7,686)
NET CHANGE IN CASH AND CASH EQUIVALENTS	43,407	46,248	54,937
CASH AND CASH EQUIVALENTS, Beginning of period	108,113	61,865	6,928
CASH AND CASH EQUIVALENTS, End of period	$151,520	$108,113	$ 61,865
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid during the period for interest	$ 2,599	$ 3,580	$ 3,092
Cash paid during the period for income taxes	$ 43,280	$ 32,961	$ 29,842
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ACTIVITIES:			
Acquisition of property through assumption of long-term obligations	$ 7,536	$ 3,860	$ 21,956
Application of accounts receivable financing to accounts payable	$ 99	$ —	$ —
SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES:			
Acquisition of patent through issuance of preferred stock of subsidiary	$ —	$ 14,666	$ —
Treasury stock acquired in exchange for stock options exercised	$ 1,382	$ 2,661	$ —
Issuance of stock options in consideration for minority interest	$ 2,674	$ —	$ —
Transfer of accounts receivable to notes receivable	$ 381	$ 423	$ 2,000

The accompanying notes are an integral part of these financial statements.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Description—West Corporation (the "Company") is one of the largest independent providers of outsourced customer relationship management, or CRM, solutions in the United States. The Company enables its clients to completely outsource a full range of services, including processing of customer initiated contacts, automated voice response services and direct marketing services. The Company offers its services over the telephone and the Internet. The Company's services minimize its clients' cost of managing their customer relationships, improve their customers' overall experience, and provide its clients an opportunity to leverage customer data. The Company provides its CRM solutions to Fortune 500 companies, leading Internet oriented companies and e-commerce companies. These services help its clients acquire customers, provide customer support and generate repeat sales.

Founded in 1986 and headquartered in Omaha, Nebraska, the Company operates a national network of 31 state-of-the-art customer contact centers and seven automated voice and data processing centers throughout North America and in India.

Basis of Consolidation—The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated in the consolidated financial statements.

Use of Estimates—The preparation of financial statements in conformity with accounting principles, generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition—Operator Teleservices revenue is recognized at the time calls are answered by an agent based on the number of calls and/or minutes received and processed on behalf of clients. Interactive Teleservices revenue is recognized at the time calls are received or sent by automated voice response units and is billed based on call duration. Direct Teleservices revenue is generally recognized on an hourly and success based rate basis at the time the agents place calls to consumers on behalf of clients. The customer is obligated to pay for these services when these activities have been performed. Both Operator Teleservices and Direct Teleservices also generate revenue by providing assistance to their clients in the design and programming of customized applications which are generally recognized on an hourly basis at the time the services are provided. Other revenues are recognized during the period services are provided. The Company defers revenues during the period in which customer refund obligations exist. Deferred revenue, which is included in other current liabilities, was $4,411 and $8,257, at December 31, 2001 and 2000 respectively.

Cost of Services—Cost of services includes labor, telephone and other expense directly related to service activities.

Selling, General and Administrative Expenses—Selling, general and administrative expenses consist of all expenses that support the ongoing operation of the Company. These expenses include costs related to division management, facilities costs, equipment depreciation and maintenance, amortization of goodwill, allowance for doubtful accounts, sales and marketing activities, client support services and corporate management costs.

(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

Other income (expense)—Other income (expense) includes interest income from short-term investments, interest income from an accounts receivable financing program (net of the related interest expense to fund the program), interest income from customer notes receivable and interest expense from short-term and long-term obligations. In May, 2000, the Company acquired a minority interest in Synchrony Communications, Inc. The intent of the investment was to enter a strategic relationship with Synchrony Communications, Inc. to offer additional tools for integrating customer interactions across multiple communication channels (phone, fax, e-mail and Web chat) to deliver consistent and dynamic customer support. During the three months ended September 30, 2001, the board of directors of Synchrony Communications, Inc. decided it would be in the best interests of Synchrony to be acquired by divine, inc. The Company determined that this investment was permanently impaired, and as a result, the entire investment of $3.0 million was written off.

Cash and Cash Equivalents—For purposes of the statement of cash flows, the Company considers short-term investments with original maturities of three months or less at acquisition to be cash equivalents.

Financial Instruments—Cash and cash equivalents, accounts receivable and accounts payable are short-term in nature and the net values at which they are recorded are considered to be reasonable estimates of their fair values. The carrying values of notes receivable, notes payable and long-term obligations are deemed to be reasonable estimates of their fair values. Interest rates that are currently available to the Company for the reissuance of notes with similar terms and remaining maturities are used to estimate fair values of the notes receivable, notes payable and long-term obligations.

Property and Equipment—Property and equipment are recorded at cost. Depreciation expense is based on the estimated useful lives of the assets and is calculated on the straight-line method. The Company's buildings have estimated useful lives of 28 years and the majority of the other assets have estimated useful lives of five years.

Goodwill—Goodwill represents the excess of the value of Company stock received by minority stockholders upon their exchange of stock in certain subsidiaries over the book value of this stock. Goodwill is being amortized over 30 years. Upon adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, beginning on January 1, 2002, the Company will cease periodic amortization of this asset, however, the asset will be tested for impairment on an annual basis.

Notes Receivable—Notes receivable and other assets are presented net of an allowance for doubtful accounts of $2,900 in 2001 and $2,768 in 2000.

Customer Deposits and Holdbacks—The Company obtains directly from the billing and collection agent, revenue generated from its customers' programs. The Company retains a specified amount of the revenue and remits the remainder to its customers. The retained amount is based upon the collection history of the customer's program success and is necessary to allow for potential adjustments, which may be claimed within one year of the actual transactions. The Company obtains security deposits from certain customers, which are refunded to the customers when the Company discontinues service to the customers' programs.

Income Taxes—The Company and its subsidiaries file a consolidated income tax return. The Company uses an asset and liability approach for the financial reporting of income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Deferred income taxes arise from temporary differences between financial and tax reporting.

(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

Earnings Per Common Share—Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in issuance of common stock that then shared in the earnings of the entity. At December 31, 2001, there were 244,000 stock options outstanding with an exercise price exceeding the average market value of common stock that were therefore excluded from the computation of shares contingently issuable upon exercise of the options. At December 31, 2000 and 1999 the average market value of the common stock exceeded the exercise price of all of the outstanding stock options and therefore all options were included in the computation of shares contingently issuable upon exercise of the options.

Preferred Stock—The Board of Directors of the Company has the authority, without any further vote or action by the stockholders, to provide for the issuance of up to ten million shares of preferred stock from time to time in one or more series with such designations, rights, preferences and limitations as the Board of Directors may determine, including the consideration received therefor. The Board also has the authority to determine the number of shares comprising each series, dividend rates, redemption provisions, liquidation preferences, sinking fund provisions, conversion rights and voting rights without approval by the holders of common stock.

Minority Interest—On May 4, 2000, the Company consummated the purchase of an equity interest in excess of 80% in a new venture that was formed to develop and commercialize an innovative new technology that is the subject of a patent issued on April 25, 2000. The technology relates to a process that the Company believes could have applications in the CRM industry and a wide range of other industries. In connection therewith, the Company's venture partner was extended an option during the first 18 months of the venture to surrender its 5% equity interest in the venture in exchange for $12,000 in cash plus an option to acquire 325,000 shares of the Company's common stock, exercisable at $26.03 per share. The venture partner elected to exercise this option on October 2, 2001. As a result, the Company owned 87.75% of the venture at December 31, 2001. The remaining ownership interest is held by certain of the Company's executive officers who were granted the equity interest in order to incentivize the development and pursue this opportunity.

The Company utilized the Black-Scholes pricing model to value the 325,000 options. The sum of that calculation and the $12,000 in cash resulted in the valuation of the patent at $14,700, which is being amortized over the life of the patent, 17 years.

Recent Accounting Pronouncements—In June 2001, the Financial Accounting Standards Board ("FASB") approved the issuance of Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. These standards, issued in July 2001, establish accounting and reporting for business combinations. SFAS No. 141 requires all business combinations entered into subsequent to June 30, 2001 to be accounted for using the purchase method of accounting. SFAS No. 142 provides that goodwill and other intangible assets with indefinite lives will not be amortized, but will be tested for impairment on an annual basis. SFAS No. 142 is effective for the Company beginning on January 1, 2002. The historical impact of not amortizing goodwill would have been to increase net income for the years ended December 31, 2001, 2000 and 1999 by $1,685 annually. The Company has not yet determined the effect of goodwill impairment, if any, that this statement may have on its financial statements. The Company does not believe the other provisions of these standards will have a material effect on these financial statements.

In July 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. This standard is effective for fiscal years beginning after June 15, 2002, and provides accounting requirements for asset

(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

retirements obligations associated with tangible long-lived assets. The Company does not believe that adoption of this standard will have a material effect on its financial statements.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. SFAS No. 144 develops one accounting model for long-lived assets that are to be disposed of by sale. SFAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. This statement also supersedes certain aspects of Accounting Principles Board Opinion No. 30 ("APB 30"), Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, with regard to reporting the effects of a disposal of a segment of a business and will require expected future operating losses from discontinued operations to be reported in discontinued operations in the period incurred (rather than as of the measurement date as presently required by APB 30). This standard is effective for fiscal years beginning after December 15, 2001. The Company does not believe that adoption of this standard will have a material effect on its financial statements.

Reclassifications—Certain reclassifications have been made to prior years' financial statements to conform to the current year presentation.

B. ACCOUNTS RECEIVABLE FINANCING PROGRAM

The Company had advances to customers through its accounts receivable financing programs aggregating $18,926 and $19,154 at December 31, 2001 and 2000, respectively. Under terms of the programs, advances are collateralized by the customer's accounts receivable from unrelated national billing services. The Company charges interest at the prime rate plus 3.0% (actual rate 7.75% at December 31, 2001).

(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

C. LONG-TERM OBLIGATIONS AND CREDIT ARRANGEMENTS

The Company has a $25,000 unsecured revolving credit facility. Advances under the revolving credit facility bear interest at the prime rate less 1.0% (actual rate 3.75% at December 31, 2001). The revolving credit facility expires on June 29, 2002. Outstanding borrowings under the revolving credit facility totaled $-0- at December 31, 2001 and 2000, respectively. The Company's credit facility contains certain financial and other covenants which contain current ratio and tangible net worth requirements and limitations on indebtedness, among others. The financial covenants were met at December 31, 2001.

Long-term obligations consisted of the following:

	December 31,	
	2001	2000
Mortgage note payable to bank, due in monthly installments of $102 including interest at 7.63% with a balloon payment at maturity at February 1, 2003	$10,717	$11,633
Notes payable to bank, due in monthly installments of $221, including interest at 1% less than the prime rate maturing October 16, 2004	6,611	—
Note payable to bank, due in monthly installments of $278, including interest at 1% less than the prime rate maturing June 30, 2003	5,000	8,333
Note payable to bank, due in monthly installments of $92, including interest at 6.75% maturing April 1, 2002	400	2,885
Note payable to vendor, due in monthly installments of $30, including interest at 5.40% maturing March 31, 2002	89	1,272
Notes payable to bank, paid in October 2001	—	1,875
Capital lease obligations (See Note D)	7,454	15,357
	30,271	41,355
Less current maturities:		
Debt	6,525	8,792
Capital lease obligations (See Note D)	2,853	10,788
Current maturities of long-term obligations	9,378	19,580
Long-term obligations	$20,893	$21,775

Several of the agreements contain restrictive covenants, which, among other things, require the maintenance of certain ratios and minimum tangible net worth, as defined in the agreements. The financial covenants were met at December 31, 2001.

Scheduled maturities on long-term debt excluding capital lease obligations described in Note D, are as follows:

Year Ending December 31,	
2002	$ 6,525
2003	14,347
2004	1,945

(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

D. LEASES

The Company leases certain land, buildings and equipment under operating and capital leases, which expire at varying dates through September 2007. Rent expense on operating leases was $8,188, $6,730 and $4,595 for the years ended December 31, 2001, 2000 and 1999, respectively, exclusive of related party lease expense as discussed in Note E. On all real estate leases, the Company pays real estate taxes, insurance and maintenance associated with the leased sites. Certain of the leases offer extension options ranging from month to month to five years. All of the capital leases call for transfer of ownership or contain bargain purchase options at the end of the lease term. Amortization of assets purchased through capital lease agreements is included in depreciation expense.

	December 31,	
	2001	2000
Assets under capital leases consisted of:		
Telephone and computer equipment	$23,176	$ 26,403
Office furniture and equipment	676	3,328
Lease/building improvements	101	336
Total cost	23,953	30,067
Accumulated repreciation	(8,284)	(10,428)
Net book value	$15,669	$ 19,639

Future minimum payments under non-cancelable operating and capital leases with initial or remaining terms of one year or more and present value of the net minimum lease payments are as presented below exclusive of related party leases as discussed in Note E:

	Operating Leases	Capital Leases
Year Ending December 31,		
2002	$ 9,077	$3,167
2003	9,380	2,725
2004	6,576	2,117
2005	5,304	—
2006	2,870	—
2007 and thereafter	446	—
Total minimum obligations	$33,653	8,009
Less interest at 4.50% to 7.31%		555
Present value of net minimum lease payments		7,454
Less current portion		2,853
		$4,601

During the first quarter of 2001, the Company executed lease agreements for a 34,000 square foot office building in San Antonio, Texas and a 158,000 square foot office building in Omaha, Nebraska that is currently under construction and scheduled for completion in mid-2002. The leases have five-year terms with three renewal options of five years each. The lease payments are based on a variable interest rate at 87.5 basis points

(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

over a selected LIBOR, 3.23%, at December 31, 2001. The estimated aggregate lease expense on these leases for 2002 through 2006 is included in the minimum lease payments schedule above. The Company may, at any time, elect to exercise a purchase option of approximately $10,000 for the San Antonio building and approximately $34,000 for the Omaha building.

E. RELATED PARTY TRANSACTIONS

The Company leases certain office space owned by a partnership whose partners are majority stockholders of the Company. The lease expires August 31, 2004, and is accounted for as an operating lease. Required lease payments are as follows:

Year Ending December 31,	
2002	$ 976
2003	1,035
2004	717

Lease expense was $921, $869 and $820 for the years ended December 31, 2001, 2000 and 1999, respectively.

F. INCOME TAXES

Components of the actual income tax expense were as follows:

	Year Ended December 31,		
	2001	2000	1999
Current income tax expense:			
Federal	$44,006	$39,134	$29,582
State	1,113	2,332	1,894
	45,119	41,466	31,476
Deferred income tax expense (benefit):			
Federal	(418)	(707)	(687)
State	(68)	(96)	(185)
	(486)	(803)	(872)
	$44,633	$40,663	$30,604

A reconciliation of income tax expense computed at statutory tax rates compared to effective income tax rates was as follows:

	2001	2000	1999
Statutory rate	35.0%	35.0%	35.0%
State income tax effect	0.6%	1.4%	2.5%
Other	1.5%	0.3%	0.6%
	37.1%	36.7%	38.1%

(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

Significant temporary differences between reported financial and taxable earnings that give rise to deferred tax assets and liabilities were as follows:

	December 31,	
	2001	2000
Deferred tax assets:		
Allowance for doubtful accounts	$3,710	$2,479
Deferred tax liabilities:		
Depreciation	6,629	5,884
Net deferred tax liability	$2,919	$3,405

The deferred tax asset at December 31, 2001 and 2000 was included in other current assets.

G. EMPLOYEE BENEFITS AND INCENTIVE PLANS

The Company has a 401(k) plan, which covers substantially all employees. Under the plan, the Company will match 50% of employees contributions up to 14% of their gross salary. The Company's matching contributions are 100% vested after the employee has attained five years of service. Total employer contributions under the plan were $1,233, $1,614 and $1,390 for the years ended December 31, 2001, 2000 and 1999, respectively.

During 2000, the Company established a grantor trust under the West Corporation Executive Retirement Savings Plan ("Trust"). The principal of the Trust, and any earnings thereon shall be held separate and apart from other funds of the Company and shall be used exclusively for the uses and purposes of plan participants and general creditors. Participation in the Trust is voluntary and is restricted to highly compensated individuals as defined by the Internal Revenue Service. The Company will match 50% of employee contributions, limited to the same maximums as those of the 401(k) plan. Total employer contributions under the plan were $318 and $221 for the years ended December 31, 2001 and 2000.

The Company's 1996 Stock Incentive Plan (the "Plan") authorized granting to employees of the Company and directors the right to purchase shares of Common Stock of the Company ("Common Shares") at the fair market value determined on the date of grant. Options generally vest over a four year period and expire ten years after grant date. Options to purchase a maximum of 9,499,500 Common Shares may be granted under the Plan.

(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

The following table presents the activity of the stock options for each of the fiscal years ended December 31, 2001, 2000 and 1999 and the stock options outstanding at the end of the respective fiscal years:

	Stock Option Shares	Weighted Average Exercise Price
Outstanding at January 1, 1999	6,995,700	$ 9.6875
Granted	515,000	10.7693
Canceled	(499,300)	9.7443
Outstanding at December 31, 1999	7,011,400	9.7634
Granted	145,000	24.0054
Canceled	(60,780)	9.8268
Exercised	(1,182,995)	9.7268
Outstanding at December 31, 2000	5,912,625	10.1194
Granted	474,000	23.9668
Canceled	(383,865)	9.7027
Exercised	(804,520)	9.7979
Outstanding at December 31, 2001	5,198,240	$11.4626
Shares available for future grants at December 31, 2001	2,313,745	

The following table summarizes information about the Company's stock options outstanding at December 31, 2001:

Range of Exercise Prices	Stock Option Shares Outstanding	Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Stock Option Shares Exercisable
$ 8.00—$ 8.00	8,000	7.36	$ 8.0000	5,000
$ 9.69—$ 9.69	4,221,110	6.96	$ 9.6875	1,296,670
$10.81—$21.94	530,130	8.24	$14.2141	121,130
$23.13—$23.38	127,500	9.02	$23.2450	16,878
$24.48—$24.48	67,500	9.33	$24.4800	—
$25.32—$25.32	67,500	8.84	$25.3125	16,878
$25.45—$25.45	14,000	9.54	$25.4500	—
$26.01—$26.01	10,000	9.37	$26.0100	—
$26.78—$26.78	67,500	9.09	$26.7813	—
$27.56—$27.56	85,000	9.01	$27.5625	—
$ 8.00—$27.56	5,198,240	7.27	$11.4626	1,456,556

The Company accounts for its stock-based compensation plans under the provisions of Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees, which utilizes the intrinsic value method. As a result of the exercise price being equal to the market price at the date of grant, the Company recognized no compensation expense for the years ended December 31, 2001, 2000 and 1999.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options' vesting period. Had the Company's stock option and stock purchase plan been accounted for under Statement of

(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation; 2001, 2000 and 1999 net income and earnings per share would have been reduced to the following pro forma amounts:

	Year ended December 31,		
	2001	2000	1999
Net Income:			
As reported	$75,786	$70,259	$49,754
Pro forma	$72,680	$64,840	$41,782
Earnings per common share:			
Basic as reported	$ 1.17	$ 1.10	$ 0.79
Diluted as reported	$ 1.11	$ 1.03	$ 0.77
Pro forma basic	$ 1.12	$ 1.01	$ 0.66
Pro forma diluted	$ 1.07	$ 0.95	$ 0.65

The weighted average fair value per share of options granted in 2001, 2000, and 1999 was $15.44, $14.18 and $6.80, respectively. The fair value for options granted under the above described plans were estimated at the date of grant using the Black Scholes pricing model with the following assumptions:

	2001	2000	1999
Risk-free interest rate	3.9%	6.2%	5.3%
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	85.0%	75.0%	60.0%
Expected life (years)	4.3	4.0	4.1

During May 1997, the Company and its stockholders adopted the 1997 Employee Stock Purchase Plan (the "Stock Purchase Plan"). The Stock Purchase Plan provides employees an opportunity to purchase Common Shares through annual offerings to be made during the five-year period commencing July 1, 1997. The Company currently expects to extend the expiration date of this plan beyond June 30, 2002. Each employee participating in any offering is granted an option to purchase as many full Common Shares as the participating employee may elect so long as the purchase price for such Common Shares does not exceed 10% of the compensation received by such employee from the Company during the annual offering period or 1,000 Common Shares. The purchase price is to be paid through payroll deductions. The purchase price for each Common Share is equal to 100% of the fair market value of the Common Share on the date of the grant, determined by the average of the high and low NASDAQ National Market quoted market price ($24.23 at July 2, 2001). On the last day of the offering period, the option to purchase Common Shares becomes exercisable. If at the end of the offering, the fair market value of the Common Shares is less than 100% of the fair market value at the date of grant, then the options will not be deemed exercised and the payroll deductions made with respect to the options will be applied to the next offering unless the employee elects to have the payroll deductions withdrawn from the Stock Purchase Plan. The maximum number of Common Shares available for sale under the Stock Purchase Plan is 1,965,532 Common Shares.

H. COMMITMENTS AND CONTINGENCIES

From time to time, the Company is subject to lawsuits and claims which arise out of its operations in the normal course of its business. The Company and certain of its subsidiaries are defendants in various litigation matters in the ordinary course of business, some of which involve claims for damages that are substantial in

(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

amount. The Company believes, except for the items below for which the Company is currently unable to predict the outcome, the disposition of claims currently pending will not have a material adverse effect on the Company's financial position, or results of operations or cash flows.

Richard Carney, et al. v. West TeleServices, Inc., et al. was filed on October 31, 1997 in the 131st Judicial District Court of Bexar County, Texas. Plaintiffs seek certification of a class consisting of all hourly employees of the Company, West Telemarketing Corporation, West Telemarketing Corporation Outbound, and West Telemarketing Insurance Agency, Inc. Plaintiffs allege that they were not paid for all compensable work performed by them during their employment. Plaintiffs seek recovery under the theories of quantum meruit, common law fraud, common law debt, conversion and civil theft. A partial summary judgment was granted to the defendants on March 8, 2000 on breach of express contract and civil theft and on all claims against the individual defendants. On May 12, 2000, the court certified a class of plaintiffs and other similarly situated hourly employees of the Company and several of its subsidiaries that allege they had not been paid for all compensable work performed during their employment. On July 7, 2000, defendants filed a brief for an interlocutory appeal of the certification order. On November 1, 2000, the San Antonio Court of Appeals reversed and remanded the certification order back to the district court for further proceedings. The plaintiffs also amended their petition to allege quantum meruit as a theory of recovery. On November 21, 2000, the district court entered an order modifying its May 12, 2000 order granting class certification. The Company filed a notice of appeal of the amended order. On November 7, 2001, the San Antonio Court of Appeals found that the trial court abused its discretion in certifying the class and reversed and remanded the matter back to the trial court for any further proceedings consistent with the San Antonio Court of Appeals decision. On November 20, 2001, the plaintiffs filed a Motion for Rehearing and a Motion for Rehearing en banc. On January 29, 2002, the San Antonio Court of Appeals denied the motions for rehearing. The plaintiffs have 45 days in which to request review from the Texas Supreme Court.

Brandy L. Ritt, et al. v. Billy Blanks Enterprises, et al. was filed in January 2001 in the Court of Common Pleas in Cuyahoga County, Ohio, against two of the Company's clients. The suit, a purported class action, was amended for the third time in July 2001 and the Company was added as a defendant at that time. The suit, which seeks statutory, compensatory, and punitive damages as well as injunctive and other relief, alleges violation of various provisions of Ohio's consumer protection laws, negligent misrepresentation, fraud, breach of contract, unjust enrichment and civil conspiracy in connection with the marketing of certain membership programs offered by the Company's clients. On February 6, 2002 the court denied the plaintiffs' motion for class certification.

I. SIGNIFICANT CUSTOMERS AND CREDIT RISK CONCENTRATION

For the years ended December 31, 2001, 2000 and 1999, the Company had 62, 34 and 46 major customers, respectively, who accounted for approximately 80% of total revenues. The Company had one customer, AT&T, who accounted for 25% of total revenue for the year ended December 31, 2001 and 28% and 32% of total revenue for the years ended December 31, 2000 and 1999, respectively. On December 31, 2001 the Company had no material revenue or assets outside the United States.

The accounts receivable, notes receivable and accounts receivable financing subject the Company to the potential for credit risk with their customers. At December 31, 2001, five customers accounted for $79,600 or 47.6% of the gross receivables, compared to $74,500, or 44.7% of gross receivables, at December 31, 2000. The Company performs ongoing credit evaluations of its customers' financial condition. The Company maintains an allowance for doubtful accounts for potential credit losses based upon historical trends, specific collection problems, historical write-offs, account aging and other analysis of all accounts and notes receivable.

(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

J. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is the summary of the quarterly results of operations for the two years ended December 31, 2001 and 2000.

	Three Months Ended			
	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001
Revenue	$203,042	$193,006	$180,968	$203,143
Cost of services	103,034	98,431	93,713	103,714
Selling, general and administrative expenses	66,091	64,171	61,736	68,428
Operating income	33,917	30,404	25,519	31,001
Other income (expense)	654	994	(2,063)	496
Income before income tax expense	34,571	31,398	23,456	31,497
Income tax expense	12,661	11,704	8,691	11,577
Minority Interest	73	209	24	197
Net income	$ 21,837	$ 19,485	$ 14,741	$ 19,723
Earnings per common share:				
Basic	$ 0.34	$ 0.30	$ 0.23	$ 0.30
Diluted	$ 0.32	$ 0.28	$ 0.22	$ 0.29

	Three Months Ended			
	March 31, 2000	June 30, 2000	September 30, 2000	December 31, 2000
Revenue	$170,059	$171,537	$189,513	$193,396
Cost of services	86,198	89,223	98,593	97,535
Selling, general and administrative expenses	57,427	58,239	62,320	65,587
Operating income	26,434	24,075	28,600	30,274
Other income (expense)	466	867	460	(254)
Income before income tax expense	26,900	24,942	29,060	30,020
Income tax expense	9,872	9,222	10,704	10,865
Net income	$ 17,028	$ 15,720	$ 18,356	$ 19,155
Earnings per common share:				
Basic	$ 0.27	$ 0.24	$ 0.29	$ 0.30
Diluted	$ 0.25	$ 0.23	$ 0.27	$ 0.28

K. SUBSEQUENT EVENTS

Subsequent to December 31, 2001, the Company purchased two companies, Tel Mark Sales, Inc. and Dakotah Direct II, LLC. Tel Mark Sales, Inc., based in Appleton, Wisconsin is a provider of outsourced business to business customer care and telemarketing services. Dakotah Direct II, LLC, based in Spokane, Washington, provides customer relationship services focused on providing marketing and customer solutions through a variety of channels. The combined consideration for the two acquisitions was $42,750 paid entirely in cash. There is a provision for a three-year contingent earn-out with a maximum earn-out of $5,000 per year relating to one of the acquisitions. The earn-out is based on the acquired entity achieving certain revenue growth objectives.

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
West Corporation

We have audited the consolidated financial statements of West Corporation and subsidiaries (the "Company") as of December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, and have issued our report thereon dated February 6, 2002; such report is included elsewhere in this Form 10-K. Our audits also included the consolidated financial statement schedule of the Company, listed in Item 14. This consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

Deloitte & Touche LLP

Omaha, Nebraska
February 6, 2002

WEST CORPORATION AND SUBSIDIARIES
CONSOLIDATED VALUATION ACCOUNTS
THREE YEARS ENDED DECEMBER 31, 2001
(AMOUNTS IN THOUSANDS)

Description	Balance Beginning of Year	Additions—Charged to Cost and Expenses	Deductions—Amounts Charged-Off	Balance End of Year
December 31, 2001—Allowance for doubtful accounts—Accounts receivable	$6,611	1,725	1,343	$6,993
December 31, 2000—Allowance for doubtful accounts—Accounts receivable	$4,717	6,955	5,061	$6,611
December 31, 1999—Allowance for doubtful accounts—Accounts receivable	$1,870	8,381	5,534	$4,717
December 31, 2001—Allowance for doubtful accounts—Long-term notes receivable	$2,768	132	—	$2,900
December 31, 2000—Allowance for doubtful accounts—Long-term notes receivable	$ —	2,768	—	$2,768

EXHIBIT INDEX

Exhibits identified in parentheses below, on file with the United States Securities and Exchange Commission are incorporated herein by reference as exhibits hereto.

Exhibit Number	Description	Sequential Page Number
3.01	Restated Certificate of Incorporation of the Company (Exhibit 99.02 to Form 8-K dated December 29, 2001, File No. 000-21771)	*
3.02	Restated Bylaws of the Company (Exhibit 99.03 to Form 8-K dated December 29, 2001, File No. 000-21771)	*
10.01	Form of Registration Rights Agreement (Exhibit 10.01 to Registration Statement under Form S-1 (Amendment No. 1) dated November 12, 1996, File No. 333-13991)	*
10.02	Bill of Sale & Assignment, dated October 30, 1996, from West Telemarketing Corp. to Troy L. Eaden (Exhibit 10.02 to Registration Statement under Form S-1 (Amendment No. 1) dated November 12, 1996, File No. 333-13991)	*
10.03	Purchase Agreement, dated March 14, 1996, between West Telemarketing Corporation and Executive Jet Sales, Inc. (Exhibit 10.03 to Registration Statement under Form S-1 (Amendment No. 1) dated November 12, 1996, File No. 333-13991)	*
10.04	1996 Stock Incentive Plan (Exhibit 10.04 to Registration Statement under Form S-1 (Amendment No. 1) dated November 12, 1996, File No. 333-13991)	*
10.05	Agreement and Plan of Reorganization (Exhibit 10.05 to Registration Statement under Form S-1 (Amendment No. 2) dated November 21, 1996, File No. 333-13991)	*
10.06	Employment Agreement between the Company and Thomas B. Barker dated January 1, 1999, as amended December 21, 2001	**
10.07	Employment Agreement between the Company and Michael A. Micek dated January 1, 1999, as amended December 21, 2001	**
10.08	Stock Redemption Agreement, dated April 9, 1996, by and among John W. Erwin, Gary L. West, Mary E. West and Troy L. Eaden (Exhibit 10.11 to Registration Statement under Form S-1 (Amendment No. 1) dated November 12, 1996, File No. 333-13991)	*
10.09	Assignment and Assumption Agreement, dated as of November 12, 1996, by and among Gary L. West, Mary E. West, Troy L. Eaden and the Company (Exhibit 10.12 to Registration Statement under Form S-1 (Amendment No. 2) dated November 21, 1996, File No. 333-13991)	*
10.10	Personnel Company Subscription Service Agreement, dated as of November 12, 1996, between West Telemarketing Insurance Agency, Inc. and West Telemarketing Corporation Direct Teleservices (Exhibit 10.13 to Registration Statement under Form S-1 (Amendment No. 2) dated November 21, 1996, File No. 333-13991)	*
10.11	Lease, dated September 1, 1994, by and between West Telemarketing Corporation and * 99-Maple Partnership (Exhibit 10.14 to Registration Statement under Form S-1 (Amendment No. 1) dated November 12, 1996, File No. 333-13991)	*
10.12	Employment Agreement between the Company and Nancee S. Berger, dated January 1, 1999, as amended December 21, 2001	**
10.13	Employee Stock Purchase Plan dated July 1, 1997 (Exhibit 10.01 to Form 10-Q dated August 14, 1997, File No. 000-21771)	*
10.14	Employment Agreement between the Company and Mark V. Lavin dated July 1, 1999, as amended December 21, 2001	**

Exhibit Number	Description	Sequential Page Number
10.15	Employment Agreement between the Company and Steven M. Stangl dated January 1, 1999, as amended December 21, 2001	**
10.16	Employment Agreement between the Company and Michael M. Sturgeon, dated January 1, 1999, as amended December 21, 2001	**
10.17	Employment Agreement between the Company and Jon R. (Skip) Hanson, dated October 4, 1999, as amended December 21, 2001	**
10.18	Employment Agreement between the Company and Michael E. Mazour, dated July 1, 2000, as amended December 21, 2001	**
10.19	Employment Agreement between West Direct, Inc. and Todd B. Strubbe, dated July 30, 2001	**
21.01	Subsidiaries of the Company (Exhibit 21.01 to Registration Statement under Form S-1 (Amendment No. 2) dated November 21,1996, File No. 333-13991)	*
23.01	Consent of Deloitte & Touche LLP	**

* Indicates that the page number for such item is not applicable.

** Filed herewith

west

West Corporation
11808 Miracle Hills Drive
Omaha, Nebraska 68154
1.402.963.1200
www.west.com